AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 24, 2005

                                                      Registration No. 000-51145
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------
                                 AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
             OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B) OR (G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                 ---------------

                          OVATION PRODUCTS CORPORATION
                 (Name of Small Business Issuer in Its Charter)

           DELAWARE                                             02-0510323
(State or Other Jurisdiction of                              (I.R.S. Employer
 Incorporation or Organization)                            Identification No.)

           395 DUNSTABLE ROAD                                      03062
          NASHUA, NEW HAMPSHIRE                                  (Zip Code)
(Address of Principal Executive Officers)

                                 (603) 891-3224
                           (Issuer's Telephone Number)


Securities to be registered pursuant to Section 12(b) of the Act.

    Title of Each Class                         Name of Each Exchange on Which
    to be so Registered                         Each Class is to be Registered
    -------------------                         ------------------------------
            N/A


Securities to be registered pursuant to Section 12(g) of the Act.

                      COMMON STOCK, NO PAR VALUE PER SHARE
                                (Title of Class)

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                                TABLE OF CONTENTS
                                                                                      PAGE

PART I ..................................................................................1

      Item 1.  Description of Business...................................................1

      Item 2.  Management's Discussion and Analysis or Plan of Operation................18

      Item 3.  Description of Property..................................................22

      Item 4.  Security Ownership of Certain Beneficial Owners and Management...........22

      Item 5.  Directors, Executive Officers, Promoters and Control Persons.............26

      Item 6.  Executive Compensation...................................................28

      Item 7.  Certain Relationships and Related Transactions...........................29

      Item 8.  Description of Securities................................................32

PART II.................................................................................35

      Item 1.  Market Price of and Dividends on the Registrant's Common Equity
               and other Shareholder Matters............................................35

      Item 2.  Legal Proceedings........................................................37

      Item 3.  Change in and Disagreements with Accountants.............................37

      Item 4.  Recent Sales of Unregistered Securities..................................37

      Item 5.  Indemnification of Directors And Officers................................38

PART FS ................................................................................40

PART III ...............................................................................41

      Item 1.  Index to Exhibits........................................................41

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

      Ovation Products Corporation is a development stage company with patented technology for water treatment applications. Since inception in 1996, Ovation has been focused on research and development of its water distillation technology. Ovation believes there are various commercial applications for its water treatment technology, including applications for residential water cleaning, residential water recycling and small-volume industrial recycling and waste water disposal. To date, Ovation has not commercialized any products and, consequently, has not generated any revenues from product sales.

      Ovation's technology involves new implementations of a proven water distillation process, vapor compression, to produce distilled water. Vapor compression distillation, or compression distillation, is a process in which vapor generated by the evaporation of incoming water is compressed, waste is discharged, and clean steam is then condensed to form distillate, or clean water. We believe that our technology improves upon this proven distillation process by making it more cost-effective and energy efficient. Using our proprietary technology, we have developed a compact stand-alone distiller unit called the Clean Water Appliance. Water from a contaminated source , or contaminated water, flows into the Clean Water Appliance and is boiled to a steam through a series of heat exchangers. The steam is then compressed to a slightly higher temperature and run to an extractor that cools the steam down into clean water and re-collects 98% of the heat.

      Currently, Ovation has produced only prototypes of its Clean Water Appliance for testing. In December 2003, we shipped a prototype Clean Water Appliance to the United States Army Natick Soldier Center for test evaluation in cleaning and recycling wash water in the field. We shipped an advanced, higher output prototype model to the Natick Soldier Center in late August 2004 for demonstration to the U.S. Army. In June 2004, we shipped four first- and second-generation prototype Clean Water Appliances to a subsidiary of Norman Hay plc, Lancy Water Technologies Limited, or Lancy, in the United Kingdom, pursuant to a strategic distribution agreement, for evaluation of its effectiveness in cleaning industrial waste streams. Testing in the United Kingdom is expected to be completed this year. The field trials are supported by a grant from Carbon Trust, part of the United Kingdom Treasury Department involved in an effort to lower carbon waste in the atmosphere by reducing energy consumption.

      We believe our distillation technology addresses some of the world's well-documented water problems. While distillation yields the purest, most consistent water available, distillation has been prohibitively expensive for small-scale, low-volume applications. Approximately the size of a fire hydrant, our Clean Water Appliance is designed with the home and small commercial markets in mind. Based on our ongoing testing of our prototype models, our appliance allows for distillation of contaminated water at an estimated cost of approximately $0.004 per gallon. We anticipate that as a result of continuing design innovations and improvements, the Clean Water Appliance will have a manufacturing cost of less than $1,000 per unit and will distill 20 gallons per hour at an operating cost of approximately $0.003 per gallon.

      Ovation does not anticipate selling its Clean Water Appliance product directly. We intend to work with participants in a number of industries who will integrate our product into a variety of appliances, products and services.

      Ovation Products Corporation of New Hampshire ("Ovation NH") was founded in 1996 to pursue the potential commercialization in various water treatment applications of certain technology developed by the founders of Ovation NH. On September 22, 2000, the stockholders of Ovation NH voted to reorganize as Ovation Products Corporation, a Delaware corporation, and to dissolve Ovation NH. References to "we," "our," "us," "Ovation," and the "Company" refer to Ovation Products Corporation.

THE WATER PURIFICATION AND TREATMENT INDUSTRY

      Due to the decline in water quality or access to potable water, several million people die every year from water contaminated by solvents, pesticides, industrial wastes, lead, and other pollutants. The World Health Organization estimates that, globally, nearly 3.5 billion people are without potable water or basic sanitation, and quantifies the problem at a cost of approximately $11.3 billion by 2015. While most of these deaths occur in developing countries, some also occur in industrialized countries.

      Within the United States, much of the population lives in metropolitan areas with established water and waste water systems in place. However, many of these existing, older water and waste water systems are in desperate need of repair. Industry consultants estimate that between 10% and 40% of water transported via the existing water systems is lost through leakage and inaccurate metering. Also, more individuals are moving to less developed areas, with the most rapid population growth occurring in resource-constrained areas with underdeveloped and inadequate infrastructure. Compounding the strain is that many of the regions experiencing the rapid growth also have significant water scarcity issues.

      Additionally, various industries use significant amounts of water in the fabrication of products and the cooling/washing of equipment. Specifically in the semiconductor industry, approximately 2,800 to 3,200 gallons of water are required to make a single eight-inch wafer. These high-water demand industries are looking to cut costs by maintaining clean water in the process loop via water treatment systems that discharge a minimum amount of effluent.

      The overall result of the increasingly limited supply of drinking water, economic expansion, the increasing need for large quantities of purified water by commercial and industrial companies, heightened public health and safety concerns relating to drinking water, and the promulgation of stringent, complex, and costly governmental regulations is an increased demand on the water purification and treatment industry to develop efficient cost-effective water-treatment systems for various sectors of society. These sectors include the household, consumer, bottled water, commercial and industrial, municipal and waste water treatment markets.

      Household

      The household market includes the sale or rental of water softening and conditioning equipment and other products installed at the point-of-entry to a residential water system, as well as point-of-use filtration systems designed to improve the quality of drinking water. Household point-of-entry and point-of-use water treatment systems are used to remove lead and other health-related contaminants, eliminate chlorine and unpleasant odors and tastes and soften hard water by removing minerals. Consumers' equipment needs vary by geographical region as a result of differing water qualities and problems. The market for such systems in the United States continues to grow in response to public concerns relating to the quality of drinking water.

      Consumer

      The consumer market consists of the sale through retail distribution channels of water purification and treatment systems, principally of point-of-use filtration systems designed to improve the quality of drinking water. The consumer market also includes the sale of point-of-entry and water softening equipment and systems through do-it-yourself retail distribution channels as well as the distribution of water filtration products by co-branding with appliance and other manufacturers for sale in the retail market.

      Bottled Water

      The bottled water market consists of the production and sale of water in various sized containers through several channels of distribution. In some cases, bottled water is sold directly to residential and commercial customers, typically in five-gallon bottles that are delivered to the customer's location by the bottled water company. Bottled water is also sold on a retail basis, typically in grocery stores, convenience store chains and vending machines and usually in one-gallon and smaller containers. Because of growing consumer concern over the quality of water and its health effects, the bottled water market has grown substantially in recent years and is expected to continue to expand.

      Commercial and Industrial

      The commercial and industrial market encompasses all equipment and products that treat water for commercial and industrial purposes. Improved or customized water, free of dissolved minerals and health-related contaminants, is an essential element in many products and manufacturing processes. The use of untreated water in commercial and industrial businesses may result in inconsistent product quality as well as diminished equipment performance which can lead to expensive maintenance or replacement costs. Consequently, manufacturers treat incoming water to maintain a consistently acceptable degree of water quality. In addition, advances in manufacturing technology in industries such as electronics and pharmaceuticals are dependent upon highly purified water.

      Municipal

      Municipal and other governmental entities are often in need of water treatment systems to supply potable water to their residents. These systems are designed to chlorinate and remove contaminants from water supplies and to desalt brackish water and seawater. Public concern regarding the increasing scarcity of potable water as well as the quality of drinking water has resulted in municipalities seeking to improve the treatment and purification of public water supplies. In addition, requirements established by the EPA and other governmental bodies, including the Safe Drinking Water Act, have resulted in increasing governmental legislation, regulation and enforcement of strict standards for potable water, thereby contributing to the need for water treatment systems to serve the municipal market.

      Waste Water

      The waste water treatment market involves the design, manufacture, installation, operation and servicing of systems to treat the outgoing waste water of industrial and commercial companies and municipalities. The growth of the waste water treatment market is attributable in large part to increased governmental regulation of the discharge of pollutants in waste water and the disposal of aqueous industrial waste, as well as heightened public awareness of, and concern regarding, the environment and industrial pollution.

EXISTING TECHNOLOGIES FOR WATER PURIFICATION AND TREATMENT

      As the demand for purified water continues to grow, companies in the water purification and treatment industry increasingly offer a wide variety of products and services designed to address the growing demand. Alternative technologies include reverse osmosis, filtration, ultra-violet treatment, ion-exchange filtration, and biological processes.

      Reverse Osmosis

      Reverse osmosis is a process that utilizes pressure to force water to pass through a semi-permeable membrane that rejects contaminants in the water. The product water passes through to a holding take. The process is slow and may require professional installation. Additionally, it does not effectively reduce certain potentially harmful microorganisms and pollutants.

      Filtration

      Filtration is a process typically used for separating solids from a liquid by means of a porous substance such as layers of an inert media (e.g. sand, gravel, ceramic, carbon) or a membrane. Although filters may remove some particulate matter and may improve the taste and odor of water, it does not effectively reduce certain potentially harmful microorganisms and pollutants.

      Ultra-Violet Treatment

      Water passes through a chamber where it is exposed to ultra-violet radiation. This treatment is effective against many bacterial contaminants but is not effective in reducing certain potentially harmful microorganisms and pollutants.

      Ion Exchange Filtration

      Water is passed through a cylinder containing thousands of small beads made of plastic resin. The chemical properties of the resin interact with the water, attracting contaminants onto the resin. Ion exchange is commonly used for water softening and the production of ultra-pure water required for use in such industries as the semiconductor industry.

      The alternative biological processes described below are solutions that require large structures in order to control effluent fluid while slow biological processes clean the liquid. Because of their large physical sizes and earthmoving requirements, we expect that the cost of each of these technologies will remain fairly static or increase over time. In addition, because these technologies rely on limited biological processes, the resulting effluent fluid will still contain certain potentially harmful microorganisms and pollutants.

      Aerobic Treatment Units

      Aerobic treatment unit systems remove the effluent fluid from the septic tank and store it in an external tank for several days while continually bubbling air through the liquid. Aerobic biological processes reduce the number of microorganisms and remove most noxious organic chemicals from the effluent. The effluent fluid is then discharged. Depending on local regulations and geology, the effluent may be discharged into a leach field (areas where waste water is purified by percolation through the soil), used for controlled spray irrigation of non-edible plants or discharged into a sub-surface irrigation system.

      Mound Systems

      Mound systems typically are designed, assembled, sold and installed by local contractors. They are a landscaped variation of a traditional septic system. In areas where the soil percolation is inadequate, the contractor builds a mound of gravel and topsoil, with the distribution pipes inside. The mounds work well, particularly in soil where high groundwater levels prevent the use of traditional leach fields. However, mound systems are expensive, with price primarily determined by the cost of transporting and filling large amounts of material.

      Sand or peat filters

      Sand and peat filter systems also are typically designed, assembled, sold and installed by local contractors. They consist of filter pits filled with special sand or peat. Effluent fluid from the septic tank is pumped to the filter pit. Effluent fluid from the filter normally flows to a subsurface absorption field. The cost of a sand or peat filter largely depends on the cost of transportation of suitable sand and the cost of local labor. In addition, in most regions, the sand filter system still requires a traditional leach field.

      Chamber systems

      Chambers are large plastic structures that are installed in leach fields in place of normal distribution pipes and gravel. The chambers are long, half-cylinders with open bottoms and slotted sides. Septic effluent fluid flows into the chambers where the effluent fluid undergoes aerobic treatment and then leaches directly into the soil.

OVATION'S TECHNOLOGY

      Our distillation technology uses a mechanical vapor compression-distillation process similar to that used commercially in such diverse applications as desalination, dewatering of food products and chemical and petroleum refining. In a traditional water distillation appliance, water from a contaminated source is vaporized on one side of a two-sided heat exchanger. The steam is then compressed with a compressor to a higher temperature and passed on to the other side of the heat exchanger, where it gives up its vaporization related heat while condensing into pure water. Periodically, a concentrate of the contaminated mix is removed from the vaporizing side of the heat exchanger. A separate counter-flow heat exchanger cools the pure water as it leaves the unit and the heat is used to pre-heat the incoming water.

                                    [GRAPHIC]

      The Clean Water Appliance consists of an evaporator/condenser, counterflow heat exchanger, compressor, motor and controls, encased in a stainless steel housing containing a vacuum layer, like a thermos bottle. The vaporizer/condensing rotary heat exchanger contained in the Clean Water Appliance allows contaminated water passing through the exchanger to be boiled and partially vaporized into steam. The steam is then compressed to a slightly higher temperature and run to an extractor where it is cooled and condensed into clean water. During this process, the waste particles are left behind. The clean water is removed by a combination of pressure and centrifugal action. Because the pressure on the clean water is higher than the pressure of the dirty water, any leak would cause the clean water to flow back into the contaminated water.

      In our distillers, the compressor, the rotary heat exchanger and all internal pumping are collectively powered by one motor. This motor provides all the energy to drive the system except for a small resistance heater used during initial start up and to maintain the temperature in standby mode. The entire unit is enclosed in a vacuum container, like a thermos, which serves to insulate the distiller. In addition, the processed distilled water is monitored constantly with an electrode to detect contamination. The counter-flow heat exchanger and rotary heat exchanger have been designed to permit the addition of an add-on device to allow for automatic mechanical scrubbing of the relevant surfaces to prevent scaling.

      We believe our distillation technology addresses some of the world's well-documented water problems. While distillation yields the purest, most consistent water available, it has been prohibitively expensive for small-scale, low-volume applications. Small evaporative distillers for home and office use cost approximately $0.50 per gallon to operate. Water purification systems utilizing reverse osmosis ("R/O") technology have a relatively low operating cost of approximately $0.01 per gallon but are limited in their ability to handle difficult water issues effectively without extensive and costly pre-filtration. R/O also discards roughly 30% to 50% of the incoming water as contaminated back-flush, depending on incoming water quality. Large vapor compression-distillation units have achieved operating costs of approximately $0.005 per gallon but, to date, have been available only for large commercial applications. In contrast, our Clean Water Appliance has been designed with home and small commercial markets in mind. Based on our ongoing testing of our prototype models, our product allows for distillation of contaminated water at an estimated cost of approximately $0.004 per gallon. We anticipate that as a result of continuing design innovations and improvements, the Clean Water Appliance will have a manufacturing cost of less than $1,000 per unit and will distill 20 gallons per hour at an operating cost of approximately $0.003 per gallon.

OUR PRODUCTS

      Our compact Clean Water Appliance may be operated either as a stand-alone unit or as an adjunct component of a partner's larger, overall system. Our initial customers are our strategic partners, who will incorporate our distillers into their larger water treatment solutions. They are partnering with us initially to test and evaluate our prototype units, and subsequently to promote, market, and distribute our distillers to their customers. Currently, we are selling the Clean Water Appliance to our partners at a price of $12,000, a price point which we believe will decline once the mechanical components of the unit are commercially manufactured and supplied to us by a third party.

      The Clean Water Appliance is comparable in complexity to the core technology and mechanisms utilized by a washing machine or air conditioner. It consists of an evaporator/condenser, counterflow heat exchanger, compressor, motor and controls, encased in a stainless steel housing containing a vacuum layer, like a thermos bottle. We believe that, over time and with an increased operating history, our distillers will operate as reliably as those appliances, and can and will be manufactured on a cost-effective basis.

      In the Clean Water Appliance, we have redesigned and micro-sized traditional vapor compression-distillation technology into an apparatus the size of a fire hydrant that can be further reduced in size for use in a counter-top dispensing appliance. Our patented components and processes have enabled us to provide a distiller with features that we believe differentiate our product from those of our competitors:

      Compact design - due to our proprietary rotary heat exchanger design, we can provide a large surface area inside a relatively small chamber, as well as reduced manufacturing costs due to minimal material requirements.

      Lower operating cost - the ability to take in poor quality water without pretreatment, the efficiency of our rotary heat exchanger design which recaptures and reuses heat generated in the process, and our vacuum insulation all translate into lower energy requirements for continuous operation.

      Ease of use - the self-contained design includes an automated cleaning cycle which maintains the interior of the unit without unit downtime or user intervention. Unlike other water treatment processes, there are no filters to replace or maintenance requirements. Reverse osmosis technology may require professional installation, and the process is slow. Filtration units require periodic replacement of filters to ensure effective processing.

      In addition, we have received a patent covering application of any distillation technology for use with traditional septic systems and have patents pending for this technology for use with other applications. Based on our market knowledge, we believe that our distillers will result in the least energy consumption in watt hours per gallon of any commercially available distiller of any size.

SALES, MARKETING AND MANUFACTURING

      Currently, we do not anticipate selling stand-alone products which utilize our distillation technology to the public or as a stand-alone appliance. Instead, we anticipate working with participants in a number of industries who will integrate our distillation technology into a variety of appliances, products and services. We plan to design, market and manufacture different component distillers which utilize our core distillation technology and are built to meet specifications requested by our corporate partners. Because of our proprietary technology, we have been able to negotiate favorable licensing terms with corporate partners.

      Initially, we will subcontract the manufacturing of parts to metal extruding, spinning and stamping shops and to plastic injection molders, with assembly and testing of finished component distillers to be conducted in-house. See "Management's Discussion and Analysis or Plan of Operation--Plan of Operation." Once we are ready to commence full production of component distillers utilizing our distillation technology, we likely will engage one or more contract manufacturers to handle the manufacturing of our component distillers.

      Septic Applications

      We are a party to a Strategic Alliance Agreement, dated December 29, 2000, with S. J. Electro Systems, Inc. ("SJE"), an international distributor of septic system appliances, to develop, market, sell and distribute septic appliances incorporating our distillation technology. As part of this alliance, we have granted SJE an exclusive license to the intellectual property underlying our distillation technology for use in septic applications.

      SJE will be responsible for developing and maintaining marketing channels with respect to the use of our distillation technology in a variety of septic related applications. The overall marketing plan will be implemented in two phases: "Phase I - Controlled Product Introduction" and "Phase II - Full Commercial Rollout." Phase I will focus on the regulatory community as the prime customer. During Phase I, component distillers which utilize our distillation technology will be placed in formal regulatory approval programs in target markets. These programs generally take two to three years to obtain full approval. During the course of these processes, sales of units are generally permitted within specific operational and monitoring guidelines. See "- Regulation." During Phase I, SJE will work to develop a distribution network for component distillers that utilize our distillation technology. During Phase II, SJE will continue to develop a traditional distribution network, as well as a "utility" type network for addressing future regulatory concerns. SJE is awaiting the availability of the production version of component distillers incorporating our distillation technology to begin developing marketing channels. SJE will begin test marketing our Clean Water Appliance in Minnesota, Massachusetts and New Hampshire. See "Certain Relationships and Related Transactions." Due to cash constraints over the past few years, we have been unable to move into the first phase of our collaborative marketing plan.

      Industrial Waste Stream Applications

      In December 2002 the Company signed a strategic distribution agreement with Lancy Water Technologies, a subsidiary of Norman Hay plc for distribution of distillers incorporating our technology for three specific industrial waste stream applications: casting impregnation, industrial plating, and parts washing. See "Certain Relationships and Related Transactions."

      Our agreement with Lancy gives them worldwide distribution rights for three industrial applications: material impregnation, industrial washing, and surface finishing and treatment. We will provide our product to Lancy, and they will be responsible for the promotion, marketing, and sales of our distillers in the application areas described above, under the name AquaStil 75. The distribution agreement provides for volume pricing incentives for Lancy as well. We have a preliminary order from Lancy to deliver a total of ten commercially-viable distillers throughout 2005 for $12,000 each, for which we have received an $80,000 deposit. During late 2004 and early 2005, we shipped Lancy four prototype units which are being utilized on an evaluative basis to filter waste water produced at Lancy's facilities. Lancy provides the Company with ongoing statistical results of this filtration process which the Company uses to calibrate and modify its developing technology for integration into its final product. At December 31, 2004, the Company remains obligated to deliver ten fully-functional units to Lancy, which the Company is scheduled to fulfill by the end of 2005.

      Military Applications

      In December 2003, we shipped a prototype Clean Water Appliance to the United States Army Natick Soldier Center for test evaluation of its use in cleaning and recycling wash water in the field. We shipped an advanced, higher output prototype Clean Water Appliance to the Natick Soldier Center in late August 2004 for demonstration to the U.S. Army. In the evaluation, which took place in August 2004, three different treatment systems were tested during training exercises in Ft. Lee, Virginia. The systems were assessed on their ability to remove contaminants from sink water, otherwise known as greywater, as well as flow rate. Greywater typically is generated by field feeding operations, at the rate of hundreds of gallons per day. This waste water must be disposed of, and is typically collected in large tanks and removed from the site. Proper disposal presents economical and logistical problems, and improper disposal creates health and environment issues. If the water could be treated effectively, total water requirements would be lower as more was recovered, less water would require disposal thus reducing transport costs, and treated water could be disposed of to the ground. Flow rates were critical as the process would need to be completed in the periods between meals. Two types of systems were tested: ultrafiltration models in which water flows through a semi-permeable membrane, of which there were two companies represented, and micro-distillation, which was represented by the Ovation product. While all three products produced satisfactory results and were found to reduce the total suspended solids successfully to acceptable levels and provide optimal flow rates, the Ovation distiller was found to produce the cleanest water by removing the highest number of contaminants. It was also the only entrant to reduce biological oxygen demand levels below the acceptable level, signifying an acceptably-low level of biological and chemical matter in the distillate.

      Japan

      On October 13, 2001, we entered into an agreement with Twain Associates, Inc. ("Twain") for the purpose of developing and implementing a strategic plan to penetrate the Japanese market. Our agreement calls for payments of a retainer fee as well as commissions (netted against the retainer) on sales in Japan, in the amount of 1% on all sales in Japan up to a total of $100,000,000 in sales, and a lesser percentage for sales beyond that amount. The monthly retainer fee will be net of commissions, and commissions higher than the monthly fee will carry forward into future periods. We have also agreed to pay Twain a one-time bonus of $1,000,000 if sales in any twelve-month period reach $100,000,000 and a one-time bonus of $5,000,000 if sales in any twelve-month period reach $500,000,000. On April 4, 2003 we and Twain amended our agreement. The amended agreement memorializes our agreement with Twain to discontinue the accrual of the retainer fee and any future retainer fees described above, acknowledges a $150,000 retainer owed to Twain which will be paid down at a rate of $5,000 per month, and stipulates that the full amount will become payable on demand should two months elapse without payment. In the event we default in our retainer payment obligation to Twain, Twain will secure the right to license our distillation technology to any manufacturer for sales into Japan, the Republic of South Korea and other markets that may be mutually agreed to by Ovation and Twain. Progress in pursuing the Japanese market has been seriously constrained by our tenuous cash position over the past several years.

      Other Markets

      We are also actively cultivating strategic relationships for additional applications and additional territories, including whole-house water treatment and additional industrial and commercial recycling equipment. As of this filing, we have not entered into any agreements with partners in other markets.

RESEARCH AND DEVELOPMENT

      We currently have seven employees engaged in engineering, and have several consultants advising us in engineering design. We have initiated a program of in-house testing, which includes overstress testing and life-testing components and systems. During the last two fiscal years ended December 31, 2003 and 2004, we spent an aggregate of $2,172,461 in research and development, offset in part by a $30,000 payment in 2003 from a potential customer for an evaluation unit.

      In addition, we are actively taking steps to protect the intellectual property associated with our business. We have filed seventeen U.S. patents and abandoned one as of the date of this registration statement; and we expect to file an additional ten applications with the U.S. Patent and Trademark Office. Our patents pertain primarily to the description of our heat exchanger and system hardware designs, and the manner in which the elements of our system work together. Some of our patented materials pertain to technology that may be utilized in future design enhancements of our products. Generally, our proprietary technology provides for features that allow for reduced element and unit size and increased cost-effectiveness. To date, we have been granted ten U.S. patents. All of our patents have 20 year terms.

REGULATION

      Regulations governing the disposal of industrial waste streams vary from country to country and, in the United States, from state to state. However if the applicable water quality standards are met, efficient disposal can generally take place without penalty. The responsibility for compliance with all applicable environmental regulations will fall upon the developers and manufacturers of the various products that will incorporate and utilize our distillation technology.

      In the United States, the sale and provision of on-site commercial and residential waste water treatment devices is regulated at the state level through product registration, advertising restrictions, water testing, product disclosure and other regulations specific to the water treatment industry. In addition, municipal governments such as cities and counties frequently can require more stringent regulation. The United States Environmental Protection Agency is generally not involved in the regulation of waste water treatment devices with flow rates under 1,000 gallons per day. There has been a growing awareness at the state and municipal government level of the local pollution problems associated by traditional leach fields, as well as the significant cost to repair or build traditional leach fields. In response to these problems, almost all states have developed special programs for speeding the adoption of new technologies for the treatment of on-site residential waste water. The classifications and definitions vary, but the general concepts are widely shared. States generally place new technologies into three broad categories:

      o Experimental technologies - those which have no track record in the state. With local approval, small numbers of experimental systems can be installed in difficult circumstances, such as in the case of a failed system that cannot be repaired. The experimental systems must be monitored for some period of time, typically six months to a year.

      o Innovative technologies - those which have been used successfully in the state, but have not yet been formally approved by the regulatory authorities. After a period of systematic monitoring, an experimental technology can progress to being considered innovative and additional systems can be installed, even in sites where there may be a viable alternative. There is generally a great deal of local latitude in acceptance decisions about innovative technologies.

      o Alternative systems - after more experience, a system incorporating innovative technology may be approved by the regulatory authorities. Once so approved, any system other than a traditional leach field is considered an alternative system. Local regulators can still prevent their use, but most local regulators accept systems approved by their state as alternative systems.

      At the present time, Ovation falls under the first category, that of experimental technologies. We are unlikely to be considered for a broad-scale deployment in the absence of a historical record. We have had little exposure in commercial applications, and will find the easiest introduction of our distiller into a situation that has already proven difficult to resolve. Our participation in the U.S. Army evaluation of treating waste water in the field is an excellent example of this type of application, and we will continue to pursue similar opportunities.

      We anticipate that the output in most industrial applications of our distillation technology will be recycled back into the process and only a small amount of concentrated material removed from the effluent will be hauled away for disposal at an approved facility. Because the Clean Water Appliance keeps the contaminated water boiling at all times, we believe what byproducts are left from our distiller, in the vast majority of cases, will be inert and not contain hazardous materials. The possible exception is that of industrial waste streams that may gain greater toxicity resulting from concentration in solution as more water is removed from the discharge. Our preliminary customers are integrators of our distillers, and we expect to work with them closely regarding waste disposal requirements. Our primary partner in the United States septic market is a major manufacturer in the onsite and municipal waste water treatment business. Their understanding of the regulatory approval process and relationships will facilitate approvals and acceptance of our distiller. Similarly, the partners we have paired with internationally are knowledgeable in the regulatory environments of the countries they represent, and we anticipate their counsel in navigating new geographical markets.

EMPLOYEES

      As of December 31, 2004, we had 9 full time employees and three part time employees (including one consultant). Our employees are not represented by any collective bargaining unit, and we believe our relations with our employees are good.

RISK FACTORS

      The following risk factors should be considered carefully in addition to the other information contained in this registration statement. This registration statement contains forward-looking statements that involve risks and uncertainties. All statements, other than statements of historical facts, regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, and plans and objectives of management are forward-looking statements. The words "anticipates," "believes," estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact included in this registration statement and the exhibits are forward-looking statements. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this registration statement that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements. Factors that may cause such differences include, but are not limited to, those discussed below as well as those discussed elsewhere in this registration statement.

WE ARE AT AN EARLY STAGE OF DEVELOPMENT, AND WE MAY NEVER ATTAIN PRODUCT SALES.

      We are a development stage company incorporated in 1996 with a limited operating history. To date, we have engaged primarily in developing our technology and business plan, and marketing our business plan to potential customers. We have not commercialized any products. Accordingly, we have a very limited history and no actual operations on which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and evolving markets such as ours. The risks include, but are not limited to, an unproven and currently undeveloped product, an evolving and unpredictable business model and the management of growth. To address these risks, we must, among other things, implement and successfully execute our business and marketing strategy, develop our technology, develop and implement financial and other business systems, respond to competitive developments, and attract, retain and motivate qualified personnel.

      Most of our resources have been dedicated to the development of our proprietary distillation technology. Any technologies we discover will require extensive and costly development, testing and trials prior to seeking regulatory approval for commercial sales. Our most advanced product, the Clean Water Appliance, is a prototype and may never be approved for commercial sales. The time required to attain product sales and profitability is lengthy and highly uncertain and we cannot assure you that we will be able to achieve or maintain product sales.

WE HAVE INCURRED LOSSES SINCE OUR INCEPTION AND ANTICIPATE THAT WE WILL INCUR CONTINUED LOSSES FOR THE FORESEEABLE FUTURE.

      We are development stage company with a limited operating history. To date, we have been focused on research and development. We have financed all of our operations by selling our securities. We have produced and distributed prototypes of our Clean Water Appliance for testing. We intend to continue devoting additional funds to research and development and do not anticipate that we will generate any revenues. We will need to begin to produce our product this year in order to satisfy a purchase order from Lancy; however we cannot assure you that manufacture and commercialization of our product will be successful. Until our products are commercialized and accepted, we expect to continue to incur significant and increasing operating losses for the foreseeable future. We cannot assure you that we will be successful in addressing the risks we may encounter or whether we will ever become profitable.

WE MAY NOT BE ABLE TO CONTINUE AS A GOING CONCERN UNLESS WE RAISE ADDITIONAL FUNDS.

      Wolf & Company, P.C., our independent registered public accounting firm, have included a going concern modification in their audit report on our financial statements for the year ended December 31, 2004.

      We are assessing our ability to raise additional capital through equity offerings, strategic alliances and other financing vehicles, but we cannot assure you that sufficient funds will be available to us on terms that we deem acceptable, if they are available at all. The inclusion of a going concern modification in Wolf & Company, P.C.'s audit report may materially and adversely affect our stock price and our ability to raise new capital.

      Our financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have not made any adjustments to our financial statements as a result of the going concern report. If we cannot continue as a going concern, we may have to liquidate our assets and we may receive significantly less than the values at which they are carried on our financial statements. Any shortfall in the proceeds from the liquidation of our assets would directly reduce the amounts that holders of our common stock could receive in liquidation.

RAISING ADDITIONAL FUNDS BY ISSUING SECURITIES OR THROUGH COLLABORATION AND LICENSING ARRANGEMENTS MAY CAUSE DILUTION TO EXISTING SECURITY HOLDERS OR REQUIRE US TO RELINQUISH RIGHTS TO OUR TECHNOLOGIES.

      We anticipate that we will need to raise up to $5,000,000 in 2005 in order to begin full production and commercialization of components utilizing our distillation technology. Our cash needs may vary significantly from our projected needs if we expend more cash than anticipated in development, marketing or other operations, or if market conditions require a more rapid, expanded roll out of component distillers that utilize our distillation technology. If our estimates as to future cash needs are wrong, we may need to raise additional capital sooner than expected. We cannot assure you that our estimates regarding our cash needs will prove accurate, that we will be able to secure required additional financing if needed, or that additional financing, if obtained, will be on favorable or acceptable terms. We may raise additional funds through public or private equity offerings, debt financings, corporate collaboration or licensing arrangements or other arrangements. To the extent that we raise additional funds by issuing equity securities, our shareholders may experience significant dilution, and debt financing, if available, may involve restrictive covenants. To the extent we raise additional capital through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or grant licenses on terms not favorable to us. If we are unable to obtain additional financing when needed, we would be required to significantly scale back development plans and, depending upon cash flow from our existing business, reduce the scope of our operations or cease operations entirely.

WE ARE DEPENDENT ON THE COMMERCIAL SUCCESS OF OUR CLEAN WATER APPLIANCE AND WE CANNOT BE CERTAIN THAT OUR CLEAN WATER APPLIANCE WILL BE COMMERCIALIZED.

      Our most advanced product, the Clean Water Appliance, is the only product that is being developed by us that is being tested. We have expended significant time, money and effort in the development of the prototype of the Clean Water Appliance and we will have to spend considerable additional time, money and effort before seeking regulatory approval to market this product. Our business prospects depend primarily on our ability to successfully complete testing, obtain required regulatory approvals and successfully commercialize the Clean Water Appliance. If we fail to commercialize the Clean Water Appliance, we may be unable to generate sufficient revenues to attain profitability and our reputation in the industry and in the investment community would likely be significantly damaged, each of which would cause our stock price to decrease.

IF WE SUCCESSFULLY DEVELOP THE CLEAN WATER APPLIANCE BUT IT DOES NOT ACHIEVE AND MAINTAIN MARKET ACCEPTANCE, OUR BUSINESS WILL NOT BE PROFITABLE.

      Even if our current product appears promising at commercial launch, it may not achieve market acceptance at a level necessary to enable production at a reasonable cost, to support the required sales and marketing effort, to effectively service and maintain, and to support continuing research and development costs. In addition, our product may:

      o     be difficult or overly expensive to produce;

      o     fail to achieve performance levels expected by customers;

      o     have a price level that is unacceptable in our targeted industries;
            or

      o be precluded from commercialization by the proprietary rights of others or other competitive forces.

      We cannot assure you that we will be able to successfully manufacture and market our product on a timely basis, achieve anticipated performance levels or throughputs, gain and maintain industry acceptance of our products or develop a profitable business. The failure to achieve any of these objectives would have a material adverse effect on our business, financial condition and results of operations.

      In addition, even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if:

      o new products or technologies are introduced that are more favorably received than our products, are more cost effective or render our products obsolete; or

      o     unforeseen complications arise with respect to use of our products.

WE DO NOT HAVE THE ABILITY TO MANUFACTURE OUR PRODUCT ON A COMMERCIAL SCALE AND WILL NEED TO RELY ON THIRD-PARTY MANUFACTURERS AND OTHER THIRD PARTIES FOR PRODUCTION OF OUR PRODUCTS, AND OUR DEPENDENCE ON THESE MANUFACTURERS MAY IMPAIR THE DEVELOPMENT OF OUR PRODUCT CANDIDATES.

      Currently, we do not have the ability internally to manufacture our product on a commercial scale. We are in the process of identifying a manufacturer for a long-term supply contract of our product. There are several potential manufacturers capable of manufacturing the Clean Water Appliance. There can be no assurance that we will be able to successfully negotiate a long-term agreement with any of such potential manufacturers at a reasonable price and on other acceptable terms.

      If our third-party manufacturers fail to deliver our products on a timely basis, with sufficient quality, and at commercially reasonable prices, we may be required to delay, suspend or otherwise discontinue development and production of our product. While we may be able to identify replacement third-party manufacturers or develop our own manufacturing capabilities for our product, this process would likely cause a delay in the availability of our product and an increase in costs. We may also be required to enter into long-term manufacturing agreements that contain exclusivity provisions and/or substantial termination penalties. In addition, third-party manufacturers may have a limited number of facilities in which our product can be produced, and any interruption of the operation of those facilities due to events such as equipment malfunction or failure or damage to the facility by natural disasters could result in the cancellation of shipments, loss of product in the manufacturing process or a shortfall in available product.

      We also depend on outside vendors for the supply of the raw materials used to produce our product. Although we believe there are numerous third-party suppliers available, if our current third-party suppliers were to cease production or otherwise fail to supply us with quality raw materials and we were unable to contract on acceptable terms for these raw materials with alternative suppliers, our ability to have our product manufactured would be adversely affected.

WE MAY FACE DELAYS IN DEVELOPING AND COMMERCIALIZING OUR PRODUCTS.

      Our success depends in large part on our ability to engineer and develop our products. The following circumstances, among others, may lead to a significant delay in product development:

      o our inability to hire or retain skilled internal technical developers and technicians to develop, maintain and enhance our products;

      o unforeseen technical or development issues not currently anticipated in our business plan;

      o unanticipated product requirements requested by vendors, consumer or regulators; and

      o our inability to develop, in a cost-effective manner, the unique product(s) envisioned in our business plan.

      If we are unable to develop our products quickly, it will have a material adverse effect on our business, prospects, financial condition and results of operations.

WE WILL NEED TO INCREASE THE SIZE OF OUR ORGANIZATION, AND WE MAY EXPERIENCE DIFFICULTIES IN MANAGING GROWTH.

      We will need to continue to expand our operations rapidly if we achieve market acceptance for our products. Difficulties in managing any future growth could have a significant negative impact on our business operations, increase our costs and make it more difficult for us to achieve profitability. We may not be able to project the rate or timing of increases in the use of our products accurately or to expand and upgrade our production schedules to accommodate these increases. Our future results of operations will depend on the ability of our officers and key employees to manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems in response to our anticipated rapid growth. We may not be able to accomplish these tasks, and our failure to accomplish any of them could harm our financial results.

IF WE FAIL TO ATTRACT AND KEEP SENIOR MANAGEMENT AND KEY SCIENTIFIC AND OPERATING PERSONNEL, WE MAY BE UNABLE TO SUCCESSFULLY DEVELOP AND COMMERCIALIZE OUR TECHNOLOGIES AND PRODUCTS.

      Our success depends in large part upon our ability to attract and retain key management and operating personnel. We are highly dependent upon the services of William Zebuhr, our founder, Chairman and Chief Executive Officer, and William Lockwood, our President and Chief Operating Officer. We do not have employment contracts with either of these individuals. The loss of the services of either of these individuals would likely have a material adverse effect on our business and prospects.

      Qualified individuals are in high demand and are often subject to competing offers. We will need to hire, train and motivate additional skilled personnel to a large number of positions especially in technical, consulting and sales functions. We cannot be certain that we will be able to attract and retain the qualified personnel we need for our business. If we lose the services of one or more members of our current management team or we are unable to hire additional personnel as needed, it would likely have a material adverse effect on our business.

WE MAY BE REQUIRED TO PAY MARKETING ROYALTIES TO A THIRD PARTY.

      In connection with our renegotiation of a prior loan financing in 2004, we granted certain marketing rights to W.M.S. Enterprises ("WMS"). Under this new arrangement, WMS is entitled to exclusive marketing rights to a counter-top distiller designed for residential use in the United States, Canada and Mexico and non-exclusive marketing rights to any other commercial application or use of our distillation technology in the rest of the world. Currently, we do not have plans to manufacture a counter-top distiller designed for residential use; however, if we do, we would be required to use WMS or negotiate a new arrangement with them. Moreover, we have agreed to grant WMS an exclusive license for the development, manufacture, sale and distribution of products based on our technology that are not pursued by us or our partners and are conceived by WMS or its designee. Because WMS still holds a non-exclusive marketing right for a counter-top distiller designed for residential use, which is subject to certain minimum requirements by WMS, we may be limited in our ability to grant exclusive rights to other third parties for such products or may have to pay WMS royalties on products based on our technology but conceived by them similar to our arrangement with WMS.

OUR PLAN TO USE COLLABORATIONS TO LEVERAGE OUR CAPABILITIES MAY NOT BE
SUCCESSFUL.

      As part of our business strategy, we have entered into and intend to enter into arrangements with strategic partners to develop and commercialize our product. For our collaboration efforts to be successful, we must identify partners whose competencies complement ours. We must also successfully enter into collaboration agreements with them on terms attractive to us and integrate and coordinate their resources and capabilities with our own. We may be unsuccessful in entering into collaboration agreements with acceptable partners or negotiating favorable terms in these agreements. In addition, we may face a disadvantage in seeking to enter into or negotiating collaborations with potential partners because other potential collaborators may have greater management and financial resources than we do. Also, we may be unsuccessful in integrating the resources or capabilities of these collaborators. In addition, our collaborators may prove difficult to work with or less skilled than we originally expected. If we are unsuccessful in our collaborative efforts, our ability to develop and market our product could be severely limited.

IF OUR COMPETITORS ARE BETTER ABLE TO DEVELOP AND MARKET PRODUCTS THAT ARE MORE EFFECTIVE THAN OUR PRODUCTS, OUR COMMERCIAL OPPORTUNITY WILL BE REDUCED OR ELIMINATED.

      Currently we face competition from other companies that provide alternative technology distillation products and other services similar to ours. Companies in the water purification and wastewater treatment industries include such names as General Electric, ITT, Culligan and US Filter as well as many other lesser-known companies. Although we believe that our products and technology have advantages over other distillation products in our industry, our competitors may be more successful at developing and marketing their products. Many of our potential competitors have longer operating histories, large customer bases, greater brand recognition and significantly greater financial, marketing and other resources. Certain of our potential competitors may be able to devote greater resources to marketing, adopt more aggressive pricing policies and devote substantially more resources to developing their products. We may be unable to compete successfully against current and future competitors, and competitive pressures may have a material adverse effect on our business.

BECAUSE IT IS DIFFICULT AND COSTLY TO PROTECT OUR PROPRIETARY RIGHTS, WE MAY NOT BE ABLE TO ENSURE THEIR PROTECTION.

      We intend to rely upon patent protection where available to protect our proprietary technology. To date, we have been granted ten U.S. patents and have filed six additional U.S. patent applications and we expect to file additional applications with the U.S. Patent and Trademark Office. However, we still remain vulnerable to competitors who attempt to imitate our products.

      Patents from pending patent applications or from future patent applications may never be issued, or the scope of any patent protection may not exclude competitors or may not provide competitive advantages to us. If our issued patents are challenged or others claim rights in or ownership of our patents and other proprietary rights, our patents may not be held valid. Moreover, we cannot be certain that we were the first to make the inventions covered by each of our pending patent applications or that we were the first to file patent applications for such inventions. In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States.

      We may become subject to patent infringement claims or litigation in a court of law or interference proceedings declared by the United States Patent and Trademark Office to determine the priority of inventions or an opposition to a patent grant in a foreign jurisdiction. Litigation or regulatory proceedings, which could result in substantial cost and uncertainty, may also be necessary to enforce our patent or other intellectual property rights or to determine the scope and validity of other parties' proprietary rights. We may not have the financial resources to defend our patents from infringement or claims of invalidity. An adverse determination in any litigation could subject us to significant liabilities to third parties, require us to seek licenses from or pay royalties to third parties or prevent us from manufacturing, selling or using our proposed products, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

      In addition to patents, we rely on trade secrets and proprietary knowledge, which we seek to protect, in part, through appropriate confidentiality and proprietary information agreements. Our proprietary information or confidentiality agreements with employees, consultants and others may be breached, or we may not have adequate remedies for any breach or our trade secrets may otherwise become known to or independently developed by competitors.

PRODUCTS WHICH INCORPORATE OUR DISTILLATION TECHNOLOGY WILL BE SUBJECT TO EXTENSIVE REGULATION, WHICH CAN BE COSTLY AND TIME-CONSUMING AND COULD SUBJECT OUR CORPORATE PARTNERS TO UNANTICIPATED DELAYS OR PREVENT THEM FROM OBTAINING THE REQUIRED APPROVALS TO COMMERCIALIZE OUR PRODUCTS.

      Before our corporate partners can market and sell products which incorporate our distillation technology in the United States and abroad, extensive regulatory testing, inspection and approvals may be required. The regulatory process can be costly and time consuming. The responsibility for compliance with all applicable environmental regulations will fall upon the developers and manufacturers of the various products that will incorporate and utilize our distillation technology.

      Products which incorporate our distillation technology may not receive necessary regulatory approval. Even if these products receive approval, the approval process might delay marketing and sale of products which incorporate our distillation technology, which may lead to a failure to meet our sales projections.

IF PRODUCT LIABILITY LAWSUITS ARE SUCCESSFULLY BROUGHT AGAINST US, WE WILL INCUR SUBSTANTIAL LIABILITIES AND MAY BE REQUIRED TO LIMIT COMMERCIALIZATION OF OUR PRODUCTS.

      We face an inherent business risk of exposure to product liability claims in the event that an individual who consumes water distilled by our products becomes ill or dies due to failure of our products to function properly. If we cannot successfully defend ourselves against the product liability claim, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

      o     decreased demand for our products;

      o     injury to our reputation;

      o     costs of related litigation;

      o     substantial monetary awards to plaintiffs;

      o     loss of revenues; and

      o     the inability to commercialize our technologies.

      We currently carry no product liability insurance. Although we expect to obtain product liability insurance coverage in connection with the commercialization of our products, such insurance may not be available on commercially reasonable terms or at all, or such insurance, even if obtained, may not adequately cover any product liability claim. A product liability or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on our business and prospects.

WE WILL BE SUBJECT TO LAWS, REGULATIONS AND OTHER PROCEDURES WITH RESPECT TO GOVERNMENT PROCUREMENT.

      Because we plan to sell our products to government agencies, we will be subject to laws, regulations and other procedures that govern procurement and contract implementation by those agencies. These agencies are likely to impose vendor qualification requirements, such as requirements with respect to financial condition, insurance and history. We have limited experience with government procurement and cannot assure you that we will be able to meet existing or future procurements laws, regulations and procedures or that we will be able to qualify as a vendor. Some procurement processes could involve an extensive period of product evaluation, including evaluation by the public. Compliance with government procurement and qualification requirements could significantly delay sales of our products. Delays could also occur due to protests of bid specifications or challenges to contract awards. If we fail to comply with an agency's procurement or vendor qualification requirements or procedures, we will be unable to market and sell our products to that agency. Government agencies may also impose contractual terms and conditions, such as warranty, termination and indemnification provisions, that are unfavorable to us.

THE OWNERSHIP INTERESTS OF OUR OFFICERS, DIRECTORS AND LARGEST STOCKHOLDERS COULD CONFLICT WITH THE INTERESTS OF OUR OTHER SHAREHOLDERS.

      Our officers and members of our Board of Directors, including the members affiliated with S. J. Electro Systems, Inc., own approximately 52% of our outstanding common stock on an as-converted, fully-diluted basis. Therefore, such persons are able to exercise substantial influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The interests of these persons may not always coincide with our interests or the interests of other stockholders.

THERE IS NO PUBLIC MARKET FOR OUR OUTSTANDING SECURITIES AND THERE WILL BE RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES.

      There is presently no public market for our outstanding securities, and we cannot assure you that a public market for our outstanding securities will ever develop. Moreover, even if a public market for our outstanding securities develops, any sale of our outstanding securities may be made only pursuant to an effective registration statement under federal and applicable state securities laws or exemptions therefrom. Realization of any gains on an investment in our Company will be principally dependent upon our ability to effectuate one or more liquidity-providing transactions.

FOLLOWING THE EFFECTIVENESS OF THE REGISTRATION STATEMENT, OUR CAPITAL STOCK MAY BE QUOTED ON THE OTC BULLETIN BOARD; TRADING MAY BE SPORADIC AND VOLATILE.

      We anticipate that our capital stock may be quoted on the OTC Bulletin Board following effectiveness of this registration statement. Trading in stock quoted on the OTC Bulletin Board is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects. Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a quotation system or a stock exchange.

TRADING OF OUR CAPITAL STOCK MAY BE RESTRICTED BY THE SEC'S "PENNY STOCK" REGULATIONS WHICH MAY LIMIT A STOCKHOLDER'S ABILITY TO BUY AND SELL OUR STOCK.

      We anticipate that our common stock may be traded on the OTC Bulletin Board following the effectiveness of this registration statement. The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities will likely be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and other quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statement showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure and suitability requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our capital stock.

WE HAVE NO INTENTION TO PAY DIVIDENDS.

      While all outstanding shares of our preferred stock are entitled to a six percent (6%) per annum cumulative dividend, we have never paid any cash dividends on our capital stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

      You should read the following discussion in conjunction with our historical consolidated financial statements and related notes that appear elsewhere in this registration statement. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs and involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that might cause future results to differ materially from those discussed in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors."

GENERAL

      Ovation Products Corporation is a development-stage company with patented technology for water treatment applications that seeks to develop and market new water distillation equipment aimed initially at industrial and residential waste water application. Since inception in 1996, Ovation has been focused on research and development of its water distillation technology. Ovation believes there are various commercial applications for its water treatment technology, including applications for residential water cleaning, residential water recycling and small-volume industrial recycling and waste water disposal. To date, Ovation has not commercialized any products and, consequently, has not generated any revenues from product sales.

      Ovation's technology involves new implementations of a proven water distillation process, vapor compression, to produce distilled water. We believe that our technology improves upon this proven distillation process by making it more cost-effective and energy efficient. Using our proprietary technology, we have developed a compact stand-alone distiller unit called the Clean Water Appliance. Water from a contaminated source , or contaminated water, flows into the Clean Water Appliance and is boiled to a steam through a series of heat exchangers. The steam is then compressed to a slightly higher temperature and run to an extractor that cools the steam down into clean water and re-collects 98% of the heat.

      The initial application of our Clean Water Appliance will be used to clean up certain industrial waste streams. We also anticipate the development of water treatment systems and products which utilize our distillation technology to address both failed residential waste water septic systems and which are installed in new residential construction septic systems.

PLAN OF OPERATION

      We have generated no revenues from operations since the inception of Ovation NH, our predecessor corporation, in 1996. We intend to continue to dedicate all of our resources to additional research and development. We do not expect to report any significant revenue until we are able to develop a production version of the Clean Water Appliance. To date, we have produced only prototypes of our product for testing by our strategic partners. We can offer no assurance that testing will demonstrate that our product is effective for its intended purpose, not that, if proven effective in testing, that we will be able to manufacture and commercialize our product. We also can offer no assurance that our product will achieve market acceptance or that we will be able to manufacture our products economically. Additionally, after the commencement of sales of the distillers, we cannot assure you that we will generate positive cash flow or be able to predict the level of revenues, if any, that we may actually achieve from our planned operations.

      Our operating expenses increased $414,000 from approximately $1.55 million for the year ended December 31, 2003 to approximately $1.96 million for the year ended December 31, 2004, primarily due to (1) a $247,000 increase in spending on development activity for our prototype component distillers; and (2) increases totaling $238,000 in legal and accounting fees associated with fund raising and this filing, offset in part by reduced stock compensation expense for stock options granted to consultants in exchange for services in 2004. We expect that we will continue to incur significant operating losses for the foreseeable future.

LIQUIDITY AND CAPITAL RESOURCES

      From the inception of our predecessor corporation in 1996 through December 31, 2004, we have raised a total of approximately $8.4 million from the sale of our capital stock, convertible notes and other securities.

      We anticipate that we will need to raise up to $5,000,000 in 2005 in order to begin full production and commercialization of components utilizing our distillation technology. Our cash needs may vary significantly from our projected needs if more cash than anticipated is expended in development, marketing or other operations, or if market conditions require a more rapid, expanded roll out of component distillers that utilize our distillation technology. If our estimates as to future cash needs are wrong, we may need to raise additional capital sooner than expected. We cannot assure you that our estimates regarding our cash needs will prove accurate, that we will be able to secure required additional financing if needed, or that additional financing, if obtained, will be on favorable or acceptable terms. We plan to continue to raise additional funds periodically through public or private equity offerings, debt financings, corporate collaboration or licensing arrangements or other arrangements. To the extent that we raise additional funds by issuing equity securities, our shareholders may experience significant dilution, and debt financing, if available, may involve restrictive covenants. To the extent we raise additional capital through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or grant licenses on terms not favorable to us. If we are unable to obtain additional financing when needed, we would be required to significantly scale back development plans and, depending upon cash flow from our existing business, reduce the scope of our operations or cease operations entirely.

      Our cash on hand was $98,474 at January 31, 2005.

      Outstanding Debt

      In December 2003, we issued $800,000 in convertible promissory notes (the "Bridge Notes") with simple interest of 12.5% per annum, due on June 30, 2004. The Bridge Notes were automatically converted into an aggregate of 173,976 shares of Series C Preferred Stock as part of our initial offering of our Series C Preferred Stock which was completed on June 30, 2004.

      In connection with the Bridge Notes, we also issued warrants to purchase 48,000 shares of our Series C Preferred Stock at $5.00 per share. The relative fair value of the warrants, $121,470, was recorded as additional paid-in capital and a debt discount on the Bridge Notes. As a result of a portion of the proceeds being allocated to the warrants, the Company determined that the Bridge Notes had a beneficial conversion feature of $121,471. This amount was recorded as additional paid-in capital and a discount on the Bridge Notes. The total discount was amortized to interest expense over the term of the Bridge Notes. Non-cash interest expense related to the amortization of these discounts was $141,716 and $101,225 in 2003 and 2004, respectively.

      In August 1997, we entered into a series of agreements with WMS including a Debenture Purchase Agreement, a License Agreement, and a Distribution Agreement. The Debenture Purchase Agreement provided for the purchase of $180,000 aggregate principal amount of convertible debentures (the "WMS Convertible Debentures"), which was funded $40,000 at closing and monthly amounts of $20,000 in the following seven months. The WMS Convertible Debentures were convertible, at WMS' option, into shares of our common stock at a conversion price of $2.50 per share, subject to adjustments. Any outstanding WMS Convertible Debentures would automatically be converted into shares of common stock at the conversion price upon the consummation of a public offering raising at least $2,000,000 in proceeds. WMS also was granted the right of first offer to purchase, pro rata, a portion of any new securities that we may propose to issue and sell. The WMS Convertible Debentures carried an interest rate of prime plus one percent (1%) (6.25% at December 31, 2004) per annum, payable quarterly. Amounts outstanding on the WMS Convertible Debentures at December 31, 2003 and 2004 were $60,000 and $0, respectively.

      In September 2000, we reached an agreement with WMS to convert all then outstanding accrued interest on the WMS Convertible Debentures into a demand note (the "WMS Demand Note") which carried an interest rate of prime plus one percent (1%) (6.25% at December 31, 2004) payable monthly with an additional 5% due upon default of monthly payments. In conjunction with this agreement, we issued certain warrants to purchase shares of our common stock. In addition, all future interest accruing on the WMS Convertible Debentures and the WMS Demand Note would be satisfied monthly by the issuance of a promissory note for the interest due, plus a warrant to purchase the same dollar amount of common stock at the lower of the then market price or $7.50. We also issued additional WMS Demand Notes on these same terms for amounts due to WMS for certain investment services provided in 2001 and 2002 totaling $60,000 and $20,020, respectively. In 2003, WMS advanced us $160,000 in additional WMS Demand Notes and converted the $60,000 WMS Convertible Debenture that came due in 2003 into a WMS Demand Note.

      In conjunction with the issuance of the WMS Demand Notes, the Company issued WMS common stock purchase warrants with a fair value of $193,263 which were recorded as a discount on the WMS Demand Notes.

      Interest expense on the WMS Convertible Debentures and WMS Demand Notes for the years ended December 31, 2003 and 2004 was $120,432 and $72,831, respectively.

      In June 2004, we renegotiated our outstanding 1997 Debenture Purchase Distribution and License Agreements with WMS, consolidating the two into an Amended and Restated Debt Agreement (the "Debt Agreement") and a Restated License Agreement (the "Revised License"). Pursuant to the Debt Agreement, the outstanding WMS Convertible Debentures and WMS Demand Notes were consolidated into a single note and all warrants previously issued to WMS and all contractual rights to purchase shares of our common stock that WMS previously enjoyed (related to the WMS Convertible Debentures) were replaced by two new warrants. Additionally, and as part of the new Debt Agreement, WMS purchased $100,000 in shares of our Series C Preferred Stock. The Debt Agreement contains multiple covenants, including a negative covenant restricting our ability to enter into any transaction selling or transferring more than fifty percent (50%) of our common stock, unless all debt owed to WMS is repaid at the closing. Upon an event of default, the debt balances outstanding shall become due and payable immediately. The Debt Agreement provides WMS with a right of first offer to purchase a pro rata portion of securities we may offer in the future, subject to certain exceptions (including an initial public offering). The amounts due under the Debt Agreement carry an interest rate of prime plus 1% (6.25% at December 31, 2004) and are due January 2, 2005 with six possible six-month extensions, each at our option. Each extension would require us to issue WMS a warrant to purchase 50,000 shares of common stock at $5.00 per share. At December 31, 2004, we issued WMS additional warrants to purchase 50,000 shares of common stock for the first possible loan extension, extending the maturity date to July 2005, as well as warrants to purchase 15,000 shares of common stock for a prior loan extension past December 31, 2003. In conjunction with the Debt Agreement, the warrants previously issued to WMS totaling 96,486 shares exercisable at $5.00 per share and the rights to purchase shares under the WMS Convertible Debentures were exchanged for two warrants to purchase an aggregate of 72,000 and 170,964 shares of our common stock exercisable at $2.50 and $5.00 per share, respectively. The warrants each have a term of ten years. Because the warrants were issued in conjunction with the debt consolidation and extension, the relative fair value of the warrants, $322,106, was recorded as additional paid in capital and a debt discount on the Note Payable. The total discount is being amortized to interest expense over the term of the Debt Agreement. For the years ended December 31, 2003 and 2004, non-cash interest expense related to the amortization of these discounts was $0 and $322,106, respectively.

      Amounts outstanding on the Demand Notes at December 31, 2003 and 2004 were $412,850 (before discount of $72,831 at December 31, 2003) and $478,535, respectively. At December 31, 2004, the Note Payable in the amount of $478,535 has been classified as a current liability as it is due to mature in 2005.

      Preferred Stock Dividends

      The holders of our preferred stock have equal ratable rights to six percent (6%) per annum cumulative dividends, from funds legally available for payment of dividends, payable when and if declared by our Board of Directors or upon a liquidation of the Company. The holders of preferred stock are entitled to receive these dividends prior to any dividend being declared and paid with respect to our common stock. These dividends are not payable upon conversion.

      Outlook

      During the next twelve months, we expect to increase both our development staff and our spending in order to successfully move our Clean Water Appliance into commercial production. We believe this will entail investment of approximately $900,000 in tooling, and a headcount increase of ten developers. The additional costs of headcount and related expenses are expected to increase our total operating expense by approximately $1 million in 2005, from $2.0 million in 2004 and $3.0 million in 2005. We anticipate that the investments and the work we accomplish in 2005 will enable us to reduce the manufacturing costs of our products significantly, based on the current costs of our prototypes, and allow us to enter the market with a competitively priced product. We cannot provide any assurance that our prototypes will prove effective in testing or that we will be able to commercialize our product.

OFF-BALANCE SHEET ARRANGEMENTS

      The Company does not have any off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

      The preparation of our financial statements requires our management to make estimates and assumptions that affect the reported amounts on our financial statements. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

      Note 2 to the financial statements included in this filing contains a discussion of our significant accounting policies. Management believes that the following critical accounting policies most significantly affect the portrayal of our financial condition and require management's most difficult and subjective judgments:

REVENUE RECOGNITION

      We recognize revenue in accordance with the Securities and Exchange Commission Staff Accounting Bulletin (SAB) 104, Revenue Recognition, when persuasive evidence of an arrangement exists, fees are fixed or determinable, delivery has occurred, and collection is reasonably assured. If uncertainty exists about customer acceptance, revenue is not recognized until formal acceptance has been obtained from the customer.

      Since the Company's technology and product are still in the final stages of development and testing, any units shipped to customers may not be accepted due to the product's inability to meet customer requirements. Since the Company does not have historical information upon which to estimate customer returns, no shipped products have been considered accepted by the customer until formal notification of acceptance has occurred. For units shipped to date, customer acceptance may never be obtained or significant modifications to the shipped products may be necessary in order for acceptance to occur.

STOCK-BASED COMPENSATION

      The Company records stock-based compensation to non-employees at fair value. The Company does not record expense relating to stock options granted to employees with an exercise price greater than or equal to market price of the underlying stock at the time of grant. The Company reports pro forma net loss and loss per share in accordance with the requirements of Statement of Financial Accounting Standard ("SFAS") No. 148. This disclosure shows net loss and loss per share as if we had accounted for our employee stock options under the fair value method.

      The fair value of options and warrants granted to non-employees and the pro forma information discussed is calculated using the Black-Scholes option pricing model. This option valuation model requires input of assumptions including the volatility of our stock price, the expected life of the option and the risk-free interest rate. Because our stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the existing model may not necessarily provide a reliable single measure of fair value of our stock options.

      In estimating the fair value of the underlying stock, the Company considers the valuation of shares most recently issued to outside investors and shares with the most similar rights and term. The Company has only a limited number of transactions with outside investors on which to base the fair value its shares. Since 2002, the Company has issued all shares to outside investors at $5.00 per share. Therefore, substantially all stock-based compensation issued to non-employees has used $5.00 per share as the fair value of the underlying securities.

      For all non-employee options and warrants, the Company has used the contractual life as the expected life of the instrument.

      The Company's shares have not been listed on a public stock exchange and, as noted above, the Company has only a limited number of transactions with outside investors on which to base volatility. Although the Company's valuation as established in its financings since 2002 has been consistent at $5.00 per share, the Company expects the volatility of its stock price to increase significantly once its shares are listed on a public stock exchange. In order to estimate expected volatility over the life of the related instrument, the Company considered the volatility of other small, early-stage public companies. The Company expects its volatility factor to change once its shares are listed on a public stock exchange and more specific data is available about the movements in its stock price.

      The risk-free interest rate is the yield on a U.S. government security with a term approximating the life of the underlying equity instrument.

ACCOUNTING FOR INCOME TAXES

      The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, the asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. As a result primarily of federal and state net operating loss carryforwards, the Company has a significant deferred tax asset. A valuation allowance against this asset is recognized if, based on the weight of available evidence, it is more likely than not (i.e., greater than 50% probability) that some portion or all of the deferred tax asset will not be realized. The United States Tax Reform Act of 1986 contains provisions that may limit the Company's net operating loss carryforwards available to be used in any given year in the event of significant changes in the ownership interests of significant stockholders, as defined.

      The Company, in determining the amount of the gross deferred tax assets, estimates the enacted tax rates expected to be in effect in the periods in which the deferred tax asset is expected to be realized. In the years ended December 31, 2004 and 2003, the Company utilized 35% which represents the maximum corporate federal tax rate. In addition, the Company has determined that, as of December 31, 2004 and 2003, it is more likely than not that the Company will not realize any portion of its deferred tax asset. This determination is based on the fact that the Company has never generated any substantive taxable income. Additionally, our auditors have expressed substantial doubt about the Company's ability to continue as a going concern. The Company will reassess the realizability of the deferred tax assets each year.

ITEM 3. DESCRIPTION OF PROPERTY

      Our main facility is located in Nashua, New Hampshire and consists of 3,000 square feet of combined laboratory, research and development, prototype manufacturing and office space. We also rent 1,950 square feet of manufacturing space in Nashua, New Hampshire. Our main facility is leased from William Zebuhr, our Chairman, Chief Executive Officer and a member of our Board of Directors, at a rate of $2,500 per month. The manufacturing space, which was rented commencing in November 2003 for a monthly rate of $700, is rented on a month-to-month basis. See "Certain Relationships and Related Transactions." We believe that our leased facilities are being fully utilized and are appropriate and adequate for our needs.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth the beneficial ownership of our outstanding capital stock as of March 1, 2005 by (1) each person known to us to be the beneficial owner of more than five percent of our common stock, (2) each of our directors or executive officers and (3) all directors and executive officers as a group.

      The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire as of April 30, 2005, 60 days after March 1, 2005, through the conversion of any class of our preferred stock and/or exercise of any stock option, warrant or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table. Each of our outstanding classes or preferred stock is immediately convertible, at the option of the holder, on a 1 to 1 basis into shares of our common stock. Please see "Description of Securities" for a description of our common stock and each of our classes of preferred stock.

                     NAME AND ADDRESS                    AMOUNT AND NATURE OF
                   OF BENEFICIAL OWNER                   BENEFICIAL OWNERSHIP      PERCENT OF CLASS
       ----------------------------------------------   ----------------------     ----------------
       5% SHAREHOLDERS
       WMS Enterprises (1)                                    335,798                     34.8%
       S.J. Electro Systems, Inc. (2)                         273,231                     30.3%
       Abby Rockefeller (3)                                   151,232                     19.4%
       Wistar Morris (4)                                      146,755                     18.9%
       Nicholas Negroponte (5)                                142,571                     18.5%
       Charles Heick (6)                                       97,800                     13.5%
       Ivan Sutherland (7)                                     84,085                     12.0%
       James McCormick (8)                                     60,355                      8.8%
       John Hatsopoulas (9)                                    54,500                      8.0%
       Lucius Wilmerding (10)                                  42,201                      6.3%
       Ronald Szarek                                           36,320                      5.8%

       DIRECTORS AND EXECUTIVE OFFICERS

       William Zebuhr (11)                                    238,950                     27.5%
       Dr. Louis Padulo (12)                                   62,534                      9.0%
       William Lockwood (13)                                   50,000                      7.4%
       Robert MacDonald (14)                                   27,400                      4.2%
       Frederick Becker (15)                                   24,250                      3.7%
       Beverly Shaw (16)                                        7,000                      1.1%
       Laurie Lewandowski (17)                                273,231                     30.3%
       Nathan Fetting (17)                                    273,231                     30.3%
       Yiannis Monovoukas (18)                                  3,000                       *
       Directors and Officers as a group (9 persons)          686,365                     52.2%

   * Less than 1%


(1) The number of shares beneficially owned consists of: 302,964 shares of our common stock issuable upon exercise of warrants and options to purchase shares of our common stock (which options and warrants are exercisable within 60 days of March 1, 2005), shares of our common stock issuable upon conversion of 24,334 shares of our Series C Preferred Stock, and upon exercise of warrants to purchase 8,500 shares of our Series C Preferred Stock. William M. Sherman possesses voting rights and control over shares issued to William M. Sherman, WMS Enterprises, and WMS Family Trust.

(2) The number of shares beneficially owned consists of: shares of our common stock issuable upon conversion of 160,000 shares of our Series A Preferred Stock, 73,131 shares of common stock issuable pursuant to anti-dilution provisions, and 40,100 shares of our Series B Preferred Stock. As holder of all of our issued and outstanding Series A Preferred Stock, S.J. Electro Systems, Inc. is entitled to appoint two members of our Board of our Directors. S.J. Electro Systems, Inc. has appointed Laurie Lewandowski and Nathan Fetting. Ms. Lewandowski and Mr. Fetting share voting and investment control over shares held by SJE.

(3) The number of shares beneficially owned consists of shares of our common stock issuable upon conversion of 104,794 shares of our Series C Preferred Stock and exercise of warrants to purchase 46,438 shares of our Series C Preferred Stock.

(4) The number of shares beneficially owned includes: shares of our common stock issuable upon conversion of 5,000 shares of our Series B-1 Preferred Stock, 30,835 shares of our Series C Preferred Stock, shares of our common stock issuable upon exercise of options and warrants to purchase an aggregate of 12,500 shares of our common stock (which options and warrants are exercisable within 60 days of March 1, 2005), shares of our common stock issuable upon exercise of warrants to purchase 12,250 shares of our Series C Preferred Stock, and options and warrants to purchase 6,250 shares of our Series C Preferred Stock, conversion of 20,000 shares of our Series B Preferred Stock, and conversion of 10,835 shares of our Series C Preferred Stock, which securities are directly beneficially owned by a family owned investment fund managed by Mr. Morris, and shares of our common stock issuable upon exercise of warrants to purchase 6,250 shares of our Series C Preferred Stock, and conversion of 10,835 shares of our Series C Preferred Stock, both of which are directly beneficially owned by Mr. Morris' wife.

(5) The number of shares beneficially owned include: shares of our common stock issuable upon conversion of 5,000 shares of our Series B Preferred Stock, 5,000 shares of our Series B-1 Preferred Stock, 40,000 shares of our Series C Preferred Stock, shares of our common stock issuable upon exercise of warrants to purchase an aggregate of 12,000 shares of our Series C Preferred Stock (which warrants are exercisable within 60 days of March 1, 2005), shares of our common stock issuable upon (1) conversion of 5,000 shares of our Series B Preferred Stock, 40,000 shares of our Series C Preferred Stock and (2) exercise of warrants to purchase an aggregate of 12,000 shares of our Series C Preferred Stock (which warrants are exercisable within 60 days of March 1, 2005), which securities are directly beneficially owned by Mr. Negroponte's wife, shares of our common stock issuable upon exercise of warrants to purchase 3,750 shares of our Series C Preferred Stock (which warrants are exercisable within 60 days of March 1, 2005), and the issuance of our common stock upon conversion of 6,501 shares of our Series C Preferred Stock, both warrants are directly beneficially owned by Mr. Negroponte.

(6) The number of shares beneficially owned consists of: shares of our common stock issuable upon conversion of 50,000 shares of our Series B Preferred Stock and 40,000 shares of our Series B-1 Preferred Stock, 6,000 shares of our Series C Preferred Stock, and shares of our common stock issuable upon exercise of warrants to purchase 1,800 shares of our Series C Preferred Stock (which warrants are exercisable within 60 days of March 1, 2005).

(7) The number of shares beneficially owned consists of: shares of our common stock issuable upon conversion of 19,000 shares of our Series B Preferred Stock, 10,000 shares of our Series B-1 Preferred Stock and 30,835 shares of our Series C Preferred Stock, and shares of our common stock issuable upon exercise of warrants to purchase 12,250 shares of our Series C Preferred Stock.

(8) The number of shares beneficially owned includes options to purchase 1,000 shares of our common stock (which options are exercisable within 60 days of March 1, 2005), shares of our common stock issuable upon conversion of 15,001 shares of our Series B Preferred Stock, shares of our common stock issuable upon conversion of 2,000 shares of our Series B-1 Preferred Stock, shares of our common stock issuable upon conversion of 14,334 shares of our Series C Preferred Stock, and shares of our common stock issuable upon exercise of warrants to purchase 5,500 shares of our Series C Preferred Stock.

(9) The number of shares beneficially owned consists of: shares of our common stock issuable upon conversion of 20,000 shares of our Series B Preferred Stock, 13,000 shares of our Series B-1 Preferred Stock, common stock issuable upon exercise of warrants to purchase 20,000 shares of our common stock, and options to purchase 1,500 shares of our common stock (which options are exercisable within 60 days of March 1, 2005).

(10) The number of shares beneficially owned consists of: shares of our common stock issuable upon conversion of 21,000 shares of our Series B-1 Preferred Stock and 10,201 shares of our Series C Preferred Stock; shares of our common stock issuable upon exercise of warrants to purchase 4,500 shares of our Series C Preferred Stock; and shares of our common stock issuable upon conversion of 5,000 shares of our Series C Preferred Stock and the exercise of warrants to purchase 1,500 shares of our Series C Preferred Stock, which shares are directly beneficially owned by Mr. Wilmerding's wife.

(11) The number of shares beneficially owned includes: options to purchase 17,750 shares of our common stock (which options are exercisable within 60 days of March 1, 2005) and options to purchase 800 shares of our common stock (which options are exercisable within 60 days of March 1, 2005), which options are directly beneficially owned by Mr. Zebuhr's wife.

(12) The number of shares beneficially owned includes: 8,167 shares of our Series C Preferred Stock, shares of our common stock issuable upon exercise of options and warrants to purchase an aggregate of 7,000 shares of our common stock (which options and warrants are exercisable within 60 days of March 1, 2005), shares of common stock issuable upon the exercise of warrants to purchase 3,050 shares of our Series C Preferred Stock, and shares of our common stock issuable upon the exercise of warrants to purchase 2,150 shares of our Series C Preferred Stock, conversion of 5,167 shares of our Series C Preferred Stock, and shares of our common stock issuable upon conversion of 5,000 shares of our Series B Preferred Stock which securities are directly beneficially owned by Dr. Padulo's wife.

(13) The number of shares beneficially owned includes options to purchase 18,000 shares of our common stock (which options are exercisable within 60 days of March 1, 2005).

(14) The number of shares beneficially owned consists of options to purchase 17,000 shares of our common stock (which options are exercisable within 60 days of March 1, 2005).

(15) The number of shares beneficially owned consists of options to purchase 24,250 shares of our common stock (which options are exercisable within 60 days of March 1, 2005).

(16) The number of shares beneficially owned includes options to purchase 1,000 shares of our common stock (which options are exercisable within 60 days of March 1, 2005).

(17) Ms. Lewandowski and Mr. Fetting may be deemed to beneficially own the shares directly beneficially owned by S.J. Electro Systems, Inc. due to their positions as officers of S.J. Electro Systems, Inc.

(18) The number of shares beneficially owned consists of options to purchase 3,000 shares of our common stock (which options are exercisable within 60 days of March 1, 2005).

      Other than as set forth above, Ovation is not aware of any arrangements or voting agreements which may result in a change of control of Ovation.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

      The following table sets forth the names, ages and positions of our directors and executive officers:

      NAME                       AGE    POSITION
      ----                       ---    --------
      William Zebuhr             61     Chairman, Chief Executive Officer, Director
      William Lockwood           56     President, Chief Operating Officer, Director
      Fred Becker                59     Vice-President of Engineering
      Robert MacDonald           60     Director
      Dr. Louis Padulo           65     Director
      Beverly Shaw               67     Director
      Laurie Lewandowski         52     Director
      Nathan Fetting             43     Director
      Yiannis Monovoukas         44     Director

WILLIAM ZEBUHR, CHAIRMAN AND CEO

      Mr. Zebuhr, the founder of our company, has been our chairman, Chief Executive Officer and a director since 1996. From 1992 to 1995, he was co-founder and President of Dynaproducts, a company that developed the first motorized dental flosser. The technology was licensed to a major consumer products company in 1998. From 1985 to 1991 he was the founder, chief fund-raiser, and CEO of American Thermal Corporation. At American Thermal he invented and guided the development of the Pressure Transfer Module (PTM), a revolutionary advance in hot water heater technology which enabled the development of unpressurized low-cost water heaters. Mr. Zebuhr received a BA and an MA in Mechanical Engineering in 1966 from Cornell University. He holds 22 United States patents.

WILLIAM LOCKWOOD

      Mr. Lockwood has been our President, Chief Operating Officer and a director since April 2000. He had been involved with Ovation on a part-time basis between 1996 and 1999, after which point he became a full-time employee of the Company. From 1996 to 2000, he was a Principal of Plexus Research, a leading engineering consulting firm engaged in projects for the electric power industry, where he specialized in business development strategies and valuations for emerging technologies. Mr. Lockwood received a BA from Michigan State University in 1970, an MBA from Michigan State in 1971, and passed the New Hampshire CPA examination in 1992.

FRED BECKER

      Mr. Becker, our Vice-President of Engineering, joined Ovation in May 2001. From 1998 to 2001, Mr. Becker was President of the Thermo Technologies division of Thermo Electron Corporation. In that position, he was responsible for defining and implementing strategic technology and commercialization business plans for the company, as well as managing the overall business activities. Specific areas of opportunity focused on creating new products in the commercial and residential appliance markets. Mr. Becker received a BSME degree from the University of Pittsburgh, a MSME from the Massachusetts Institute of Technology, and a MBA from Northeastern University. He has authored or co-authored over 60 technical publications and holds 13 United States patents in various areas.

ROBERT MACDONALD

      Mr. MacDonald has been a director since 1996 and Chairman since January 2002. Since 1996, Mr. MacDonald has been President, Chief Executive Officer and Chairman of the board of directors of BiosGroup, Inc., a consulting and software development partnership between Ernst & Young and Dr. Stuart Kauffman (of the Santa Fe Institute) specializing in the application of complexity theory for Fortune 500 clients. Mr. MacDonald also is a member of the board of directors of Commodicast, an advanced analytics company specializing in solutions for companies operating in the pharmaceutical, biotech, financial services, energy and manufacturing sectors. Mr. MacDonald received a BS in Engineering Physics, a MS in Electrical Engineering in 1967 from Cornell University, and a MBA from Harvard Business School in 1973.

DR. LOUIS PADULO

      Dr. Padulo has been a director since June 1998 and Vice Chairman since May 2004. Since 1997, Dr. Padulo has served as a consultant to several organizations and is President Emeritus of a highly successful business incubator, the University City Science Center in Philadelphia. Prior to that, he was a professor at Stanford before becoming Dean of Engineering at Boston University, President of the University of Alabama in Huntsville, and CEO of the University City Science Center in Philadelphia. Dr. Padulo received a BS in Electrical Engineering from Fairleigh Dickinson University, a MS in Electrical Engineering from Stanford University and a Ph.D from Georgia Institute of Technology.

BEVERLY SHAW

      Mr. Shaw has been a director since 1998. Since 1995, Mr. Shaw has been a materials science and project management consultant. The author of numerous technical papers and the holder of eight patents, Mr. Shaw retired from Raytheon in 1995 where he managed a central materials center providing development and problem solving services to other divisions. Previously, he was a Vice
President: BTU Engineering Inc., Asoma Chemicals Inc., and International Materials Inc. Mr. Shaw has received a BSc in Metallurgy and a Licentiate of the Institution of Metallurgists from London University in 1956. Mr. Shaw also attended Harbridge House for Engineering Management and Advanced Management in 1974.

LAURIE LEWANDOWSKI

      Ms. Lewandowski has been a director since January 2001. Since 1981, Ms. Lewandowski has held various positions at S.J. Electro Systems, Inc., our strategic partner, and has served as its Chief Executive Officer since 1985.

NATHAN FETTING

      Mr. Fetting has been a director since January 2001. Since 1989, Mr. Fetting has served as the Chief Financial Officer of S.J. Electro Systems, Inc. Mr. Fetting has received a BS in Accounting from the University of North Dakota.

YIANNIS MONOVOUKAS

      Dr. Monovoukas has been a director since October 2002. Dr. Monovoukas is currently President and CEO of TEI Biosciences, Inc., a tissue engineering and regenerative medicine company, which he joined in April 2001. From 1996 to 2001, he was the President, Chief Executive Officer and Chairman of Thermo Fibergen, a publicly traded subsidiary of the Thermo Electron Corp. Thermo Fibergen, now Kadant Composites, is a world leader in cellulose-based controlled-release carriers for the delivery of agricultural chemicals and in fiber-based engineered composite materials. Dr. Monovoukas holds an MBA from Harvard Business School, a B.S. degree from Columbia University, and a Masters and Ph.D. degrees from Stanford University, all in chemical engineering. His Ph.D. thesis work focused on the nucleation, growth and optical properties of colloidal crystals made from nanoparticles of high surface charge density.

ITEM 6. EXECUTIVE COMPENSATION

      Summary Compensation Table

      The following table provides certain summary information concerning compensation paid or accrued during the last three years to our Chief Executive Officer, the three most highly compensated executive officers other than our Chief Executive Officer who were serving as executive officers at the end of the last completed fiscal year, or our Named Executive Officers:

                                                        ANNUAL COMPENSATION                    LONG-TERM COMPENSATION

                                                                        OTHER
                                                                        ANNUAL    RESTRICTED    SECURITIES    ALL OTHER
                                                                       COMPENSA     STOCK       UNDERLYING     COMPENSA-
     NAME AND PRINCIPAL POSITION        YEAR      SALARY      BONUS     -TION     AWARDS ($)    OPTIONS (#)      TION
     ---------------------------        ----      ------      -----     -----     ----------   -----------       ----

William Zebuhr .................        2004    $  120,000     --        --         --              --        $    --
   Chief Executive Officer .....        2003    $  120,000     --        --         --          11,500        $    --
                                        2002    $  120,000     --        --         --          15,000        $    --

William Lockwood ...............        2004    $  120,000     --        --         --              --        $    --
   President and Chief Operating        2003    $  120,000     --        --         --           5,000        $    --
   Officer .....................        2002    $  120,000     --        --         --          20,000        $    --

Fred Becker ....................        2004    $  130,000     --        --         --              --        $    --
   Vice President of Engineering        2003    $  130,000     --        --         --           5,000        $ 5,592(1)
                                        2002    $  130,000     --        --         --           4,000        $    --

--------
(1) Represents finder's fee paid to Mr. Becker in August 2003.

      Option Grants in 2004

      There were no option grants to our Chief Executive Officer and our other Named Executive Officers in 2004.

      Option Exercises and Holdings

      The following table sets forth information concerning option exercises and the value of unexercised options held by our Chief Executive Officer and our other Named Executive Officers named in the summary compensation table as of December 31, 2004:

                       AGGREGATED OPTION EXERCISES IN 2004
                     AND OPTION VALUES AT DECEMBER 31, 2004

                                                             NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                               OPTIONS HELD AT               OPTIONS HELD AT
                                                              DECEMBER 31, 2004            DECEMBER 31, 2004(1)
                                                              -----------------            --------------------

          NAME            EXERCISED (#)  REALIZED ($)    EXERCISABLE    UNEXERCISABLE
          ----            -------------  ------------    -----------    -------------
William Zebuhr...........       0              0              10,875          15,625              $132,500
William Lockwood.........       0              0              12,250          12,750               125,000
Fred Becker..............       0              0              22,000          12,000               170,000

Compensation of Directors

None.

Employment Contracts and Termination of Employment and Change-In-Control Agreements

We have no employment contracts in place with William Zebuhr, William Lockwood or Fred Becker, although we depend on their continued service for our success.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Lease Agreements

      In November 2004, the Company and William Zebuhr, our founder, Chairman and Chief Executive Officer, entered into a lease, which remains in effect until November 2006, for the lease of the 3,000 square feet of combined laboratory, research and development, prototype manufacturing and office space which comprises our main facility. Pursuant to the terms of the lease, we pay Mr. Zebuhr $2,500 per month. We also rent 1,950 square feet of manufacturing space in Nashua, New Hampshire, which was rented from a third party commencing in November 2003 for a monthly rate of $700, is rented on a month-to-month basis. The Company believes that the lease terms are as favorable to the Company as would be available from an unaffiliated party.

      WMS Enterprises

      In August 1997, we entered into a series of agreements with WMS including a Debenture Purchase Agreement, a License Agreement, and a Distribution Agreement. The Debenture Purchase Agreement provided for the purchase of $180,000 aggregate principal amount of convertible debentures (the "WMS Convertible Debentures"), which was funded $40,000 at closing and monthly amounts of $20,000 in the following seven months. The WMS Convertible Debentures were convertible, at WMS' option, into shares of our common stock at a conversion price of $2.50 per share, subject to adjustments. Any outstanding WMS Convertible Debentures would automatically be converted into shares of common stock at the conversion price upon the consummation of a public offering raising at least $2,000,000 in proceeds. WMS also was granted the right of first offer to purchase, pro rata, a portion of any new securities that we may propose to issue and sell. WMS' pro rata share of new securities is calculated as WMS' total owned or issuable stock holdings as a percentage of the Company's total outstanding equity securities. This right expired 30 days after execution of the agreement. The WMS Convertible Debentures carried an interest rate of prime plus one percent (1%) (6.25% at December 31, 2004) per annum, payable quarterly. Amounts outstanding on the WMS Convertible Debentures at December 31, 2003 and 2004 were $60,000 and $0, respectively.

      In September 2000, we reached an agreement with WMS to convert all outstanding accrued interest on the WMS Convertible Debentures into a demand note (the "WMS Demand Note") which carried an interest rate of prime plus one percent (1%) (6.25% at December 31, 2004) payable monthly with an additional 5% due upon default of monthly payments. In conjunction with this agreement, we issued certain warrants to purchase shares of our common stock. In addition, all future interest accruing on the WMS Convertible Debentures and the WMS Demand Note would be satisfied monthly by the issuance of a promissory note for the interest due, plus a warrant to purchase the same dollar amount of common stock at the lower of the then market price or $7.50. We also issued additional WMS Demand Notes on these same terms for amounts due to WMS for interest and an initial installment provided in 2001 and 2002 totaling $60,000 and $20,020, respectively. In 2003, WMS advanced us $160,000 in additional WMS Demand Notes and converted the $60,000 WMS Convertible Debenture that came due in 2003 into a WMS Demand Note.

      In conjunction with the issuance of the WMS Demand Notes, the Company issued WMS common stock purchase warrants with a fair value of $193,263 which were recorded as a discount on the WMS Demand Notes.

      Interest expense on the WMS Convertible Debentures and WMS Demand Notes for the years ended December 31, 2003 and 2004 was $120,432 and $72,831, respectively.

      In June 2004, we renegotiated our outstanding 1997 Debenture Purchase Distribution and License Agreements with WMS, consolidating the two into an Amended and Restated Debt Agreement (the "Debt Agreement") and a Restated License Agreement (the "Revised License"). Pursuant to the Debt Agreement, the outstanding WMS Convertible Debentures and WMS Demand Notes were consolidated into a single note and all warrants previously issued to WMS and all contractual rights to purchase shares of our common stock that WMS previously enjoyed (related to the WMS Convertible Debentures) were replaced by two new warrants. Additionally, and as part of the new Debt Agreement, WMS purchased $100,000 in shares of our Series C Preferred Stock. The Debt Agreement contains multiple covenants, including a negative covenant restricting our ability to enter into any transaction selling or transferring more than fifty percent (50%) of our common stock, unless all debt owed to WMS is repaid at the closing. In event of default, the debt balances outstanding shall become due and payable immediately. The Debt Agreement provides WMS with a right of first offer to purchase a pro rate portion of securities we may offer in the future, subject to certain exceptions (including an initial public offering). The amounts due under the Debt Agreement carry an interest rate of prime plus 1% (6.25% at December 31, 2004) and are due January 2, 2005 with six possible six month extensions, each at our option. Each extension would require us to issue WMS a warrant to purchase 50,000 shares of common stock at $5.00 per share. At December 31, 2004, we issued WMS additional warrants to purchase 50,000 shares of common stock for the first possible loan extension, extending the maturity date to July 2005, as well as warrants to purchase 15,000 shares of common stock for a prior loan extension past December 31, 2003. In conjunction with the Debt Agreement, the warrants previously issued to WMS totaling 96,486 shares exercisable at $5.00 per share and the rights to purchase shares under the WMS Convertible Debentures were exchanged for two warrants to purchase an aggregate of 72,000 and 170,964 shares of our common stock exercisable at $2.50 and $5.00 per share, respectively. The warrants each have a term of ten years. Because the warrants were issued in conjunction with the debt consolidation and extension, the relative fair value of the warrants, $322,106, was recorded as additional paid in capital and a debt discount on the Note Payable. The total discount is being amortized to interest expense over the term of the Debt Agreement. For the years ended December 31, 2003 and 2004, non-cash interest expense related to the amortization of these discounts was $0 and $322,106, respectively.

      Amounts outstanding on the Demand Notes at December 31, 2003 and 2004 were $412,850 (before discount of $72,831 at December 31, 2003) and $478,535, respectively. At December 31, 2004, the Note Payable in the amount of $478,535 has been classified as a current liability as it is due to mature in 2005.

      The Revised License amended and restated the License Agreement. The Revised License grants WMS a license to manufacture, use, market, distribute and/or sell our Clean Water Appliance. It also grants WMS the right to sublicense the sale, distribution and manufacture distillers that incorporate our distillation technology, subject only to the Company's review and approval, which shall not be unreasonably withheld. The Revised License provides exclusivity in the United States, Canada, and Mexico so long as WMS pays the Company certain minimum royalties. In addition, WMS agrees to pay royalties to the Company on product sales, subject to minimum royalty payments. Sales by sublicensees will render the same royalty payments as though the sales were made directly by WMS. In order to maintain the exclusivity of the Revised License, WMS must pay the Company minimum royalties equal to $50,000 for the first year of production and distribution, and amounts increasing $25,000 per year for each subsequent year up to a maximum of $200,000 per year. Should these royalties not be paid within 45 days of the end of each annual period, Ovation will have the option to convert the license to a non-exclusive status. Additionally, WMS will pay the Company royalties as a percentage of total product sales, payable quarterly and based on total payments made to WMS by its customers. The royalty percentages are tiered based on sales volume, WMS will pay Ovation 6%, 5%, and 4% for the first $20 million, the next $50 million, and sales over $70 million, respectively, in sales per year. The quarterly royalty payments are due within 45 days of quarter-end, subject to termination of the License by Ovation if WMS fails to make a payment more than two times in one year. After an initial five-year term starting from date of first commercial shipment, the Revised License will be automatically renewed annually thereafter, and may be terminated upon six months written notice by the Company if WMS fails to attain certain sales targets or royalty levels, or by WMS if the Revised License is rendered non-exclusive. Prior to December 31, 2005, WMS may terminate the Revised License on 30 days' prior written notice and upon such termination, the Company will issue WMS a five-year warrant to purchase 30,000 shares of the Company's common stock at an exercise price of $5.00 per share. Should the Company provide licensing to any other third party during the term of the Revised License, it will be deemed to have provided WMS a like license, except that WMS would not be obligated to pay any engineering or reimbursement costs that the original license may contemplate.

      The Distribution Agreement provided for the supply of product by the Company at least as favorable as the best discount rate offered by the Company to any of its customers. The Distribution Agreement shall run for an initial five-year term commencing on the date of first product manufacture. Thereafter, the Distribution Agreement shall be renewable for three successive five-year periods unless terminated at the sole discretion of WMS prior to the end of the then-current period.

      S.J. Electro Systems, Inc.

      In conjunction with the issuance of 160,000 shares of Series A Preferred Stock for proceeds of $1,800,000 on December 29, 2000, payable in twelve consecutive monthly installments of $150,000, the Company entered a Strategic Alliance Agreement (the "Agreement") with S.J. Electro Systems, Inc. ("SJE"), an international distributor of septic system appliances, to develop, market, sell and distribute the Company's distillation technology. Ovation will be responsible for the design, development, and testing of the distillation technology to be included in a septic device, and SJE will be responsible for the external testing, development and sale of a standard control panel for the resulting septic device, as well as marketing, sales and distribution of the septic device itself. The two companies will form a task force to manage the project and track project expenditures and revenues. For each fiscal quarter that project revenues result in a profit, the companies will share the profit 50% each. As part of the Agreement, the Company granted an exclusive license to SJE in its intellectual property for use in certain septic appliances. Under the Agreement, SJE will be responsible for developing and maintaining market channels for products incorporating Ovation's distillation technology. As part of the agreement, the Company granted SJE with exclusive distribution rights in the United States, Canada, and Mexico. The exclusivity term shall commence on the date that both parties agree in writing that sales of commercial quantities of product are initially made, and terminates on the later of the 7th anniversary of the commencement date or the date that SJE received a total of $50 million in profit-sharing. In no event shall the termination date exceed the 10th anniversary of the commencement date. The Agreement shall terminate upon the earlier of the exclusivity termination within the distribution rights terms or the termination of the distribution rights term. Contemporaneous with the Agreement, the Company signed a License Agreement with SJE, which provided for payment of royalties to the Company equal to 5% of all product sold by SJE.

      In conjunction with the Agreement with SJE, the Company agreed to pay WMS, in exchange for WMS waiving its exclusive worldwide marketing rights, 4% of any cash or other consideration received from SJE up to a total payment of $450,000. At the option of WMS, this payment may be made in cash, common stock or notes payable and warrants to purchase common stock. If the payment method selected by WMS includes warrants, the number of warrants issued will be calculated by dividing the amount due by the then current market value of the Company's common stock. WMS elected the receipt of long term notes with accompanying warrants to purchase the Company's common stock at $5.00 per share. The warrants expire on the later of January 2, 2003 or three years from date of issuance. At December 31, 2003, these warrants totaled 16,004 shares at $5.00 per share, and have been recorded at fair value using the Black-Scholes option-pricing model assumptions. The resulting compensation expense of $25,864 was net against the proceeds of the Series A and Series B Preferred Stock in 2002 and 2001.

      Alexandros Partners LLC

      On April 1, 2002, the Company entered a consulting agreement with Alexandros Partners LLC ("Alexandros"). Alexandros was retained to provide services as advisors to the Company with respect to proposed capital financing as well as other financial management services, and the agreement was to continue until completion of a financing, but no later than April 1, 2003. Upon the initial closing of a financing, the Company is required to pay Alexandros $50,000 in cash, and issue Alexandros a warrant to purchase 20,000 shares of the Company's common stock. The warrant will have a five-year life at an exercise price equal to the price per share of the securities issued at the initial closing of the financing. Under the consulting agreement, the Company issued Alexandros a warrant to purchase 20,000 shares of the Company's common stock, which resulted in a charge of $60,184 to general and administrative expense in July 2002. In lieu of the $50,000 cash payment, the Company issued Alexandros 10,000 shares of its Series B Preferred Stock.

      On July 7, 2004, and after the expiration of the initial agreement, the Company entered into a second consulting agreement with Alexandros. The term of the agreement will expire upon the earlier of completion of a financing or July 7, 2005. Upon execution of the agreement, the Company paid Alexandros $22,000, and upon closing of either (1) a financing in an amount of at least $1 million, or (2) the execution of a transaction (defined as "any merger, consolidation, reorganization or other business combination pursuant to which the business of the Company is combined with that of another party"), the Company will pay it's option of either (a) $50,000 in cash, or (b) shares of the Company's or its successor's common stock calculated as $50,000 divided by the purchase price per share of common stock issued in the financing. In addition, within 30 days of the financing, the Company will issue a warrant for 50,000 shares of common stock. The warrant will provide for full ratchet anti-dilution and will be exercisable at any time for a period of seven years at an exercise price equal to the purchase price per share of common stock issued in the financing. The number of shares under the warrant will be adjusted to reflect certain instances of stock splits, recapitalizations, or dividends that may occur during the term of the warrant. The warrant will become fully exercisable upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or upon the closing or completion of any transaction. The Company will be obligated to provide the compensation outlined above for a financing or a transaction, as defined, but not for both and only for the first to occur.

ITEM 8. DESCRIPTION OF SECURITIES

      We have 8,000,000 authorized shares of common stock and 2,000,000 authorized shares of preferred stock. Of the 2,000,000 authorized shares of preferred stock, we have 200,000 authorized shares of Series A Preferred Stock, 300,000 authorized shares of Series B Preferred Stock, 300,000 authorized shares of Series B-1 Preferred Stock and 775,000 authorized shares of Series C Preferred Stock. As of the date of this registration statement, there are 629,301 shares of common stock, 160,000 shares of Series A Preferred Stock, 294,102 shares of Series B Preferred Stock, and 131,000 Series B-1 Preferred Stock and 535,516 Series C Preferred Stock outstanding, as well as outstanding warrants and options to purchase additional shares of capital stock as discussed below. The following description of capital stock of the Company is qualified in its entirety by reference to the Company's Second Amended and Restated Certificate of Incorporation, which is filed as an exhibit to this registration statement.

COMMON STOCK

      The holders of our common stock:

      o have rights, subordinate to those of the holders of our preferred stock, to share ratably in dividends from funds legally available therefor, when, as and if declared by our Board of Directors;

      o are subject to the liquidation preferences of holders of our preferred stock and are entitled to share ratably, with the holders of our preferred stock on an as converted basis, in all of the assets of our Company available for distribution to holders of our common stock upon liquidation, dissolution or winding up of the affairs of our Company, following the satisfaction of the liquidation preferences of holders of our preferred stock;

      o do not have preemptive, subscription or conversion rights and do not enjoy any redemption or sinking fund provisions applicable thereto; and

      o are entitled to one vote per share on all matters on which stockholders may vote at all meetings of stockholders.

All shares of our common stock now outstanding are fully paid and nonassessable.

      The holders of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares voting for the election of directors can elect all of the directors of our Company if they so choose. In such event, the holders of the remaining shares will not be able to elect any of our directors.

      Our payment of dividends, if any, in the future rests within the discretion of the Board of Directors and will depend, among other things, upon our earnings, capital requirements and financial condition, as well as other relevant factors. We have never paid or declared a dividend on our capital stock, and due to our anticipated financial needs and future plans, we do not contemplate paying any dividends upon our capital stock in the foreseeable future.

PREFERRED STOCK

      The holders of our outstanding preferred stock have equal ratable rights to six percent (6%) per annum cumulative dividends, from funds legally available therefor, payable when declared by our Board of Directors or upon a liquidation of our Company. The holders of our preferred stock are entitled to receive their proportionate share, on an "as converted" basis, prior to any dividend declared on our common stock.

      In the event of any liquidation and distribution of the assets of our Company, the holders of our preferred stock will be entitled to receive all accrued and unpaid dividends prior to payment to holders of common stock. Remaining assets, if any, will then be distributed pro rata to the holders of our preferred stock and common stock, counting preferred stock on an "as converted" basis. In the event that the available assets of our Company are insufficient to pay the preferred dividend on all outstanding shares of preferred stock, the holders of preferred stock will share in any distribution in proportion to their respective accrued and unpaid preferred dividend.

      Shares of our preferred stock are convertible at the option of the holder thereof into shares of our common stock at any time on a share-for-share basis and upon the occurrence of a reorganization by our Company that entitles holders of our common stock to receive stock, securities or assets with respect to or in exchange for shares of our common stock, the holders of our preferred stock will be treated as having exercised their conversion right immediately prior to the consummation of such reorganization. In the event that we sell shares of capital stock at a per share price lower than the per share conversion price applicable to a class of our preferred stock: (1) the holders the Series A, Series B and Series B-1 Preferred Stock are entitled to a weighted average anti-dilution protection adjustment and (2) the holders of our Series C Preferred Stock are entitled to an adjustment of the conversion price of the Series C Preferred Stock held by them to the price at which such sale occurs. Our preferred stock is not redeemable.

      Holders of our Series A Preferred Stock are entitled to elect two members of our Board of Directors. On all matters submitted for a vote of our stockholders, other than those described below, holders of the Series C Preferred Stock will vote (on an "as converted" basis) with holders of our common stock and other outstanding series of preferred stock.

      In addition to any other consent required by law, without the consent of the holders of a majority of the outstanding shares of our Series A Preferred Stock, we may not:

      o authorize or designate any shares having priority over the Series A Preferred Stock or ranking on a parity therewith as to dividends or distribution of assets upon any liquidation of our Company,

      o with respect to our common stock, make any redemption, repurchase or payment of dividends or other distribution (with an exception for certain common stock repurchases),

      o amend our Second Amended and Restated Certificate of Incorporation or Bylaws so as to adversely affect any existing provision relating to the rights of the holders of our Series A Preferred Stock or

      o     voluntarily dissolve or liquidate our Company.

      In addition to any other consent required by law, without the consent of the holders of a majority of the outstanding shares of our Series C Preferred Stock, Series B-1 Preferred Stock and Series B Preferred Stock voting together as a class, we may not:

      o authorize or designate any shares having priority over the Series C Preferred Stock, Series B-1 Preferred Stock or Series B Preferred Stock or ranking on a parity therewith as to dividends or distribution of assets upon any liquidation of our Company,

      o with respect to our common stock, make any redemption, repurchase or payment of dividends or other distribution (with an exception for certain common stock repurchases),

      o amend our Second Amended and Restated Certificate of Incorporation or Bylaws so as to adversely affect any existing provision relating to the rights of the holders of our Series C preferred stock, Series B-1 Preferred Stock or Series B Preferred Stock or

      o     voluntarily dissolve or liquidate our Company.

ADDITIONAL RIGHTS OF HOLDERS OF PREFERRED STOCK

      In connection with the sale of the Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock and Series C Preferred Stock, holders of Series A Preferred Stock, Series B Preferred Stock, Series B-1 and Series C Preferred Stock entered into the Third Amended and Restated Investor Rights Agreement, whereby we granted such holders certain "piggyback" registration rights on any registration statement filed by us, except for registration statements on Forms S-4 or S-8.

      In connection with the sale of the Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock and Series C Preferred Stock, holders of Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock and Series C Preferred Stock also were granted a right of first refusal and co-sale rights on shares of our common stock held by certain officers and directors. Pursuant to the Third Amended and Restated First Refusal and Co-Sale Agreement, if such holders of common stock desire to transfer their shares of common stock, a holder must first offer the shares to us and then to the holders of Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, Series C Preferred Stock and other holders of common stock. If we or the holders of Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock and Series C Preferred Stock decline to purchase the offered shares and intend to sell such offered shares, the holders of Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock and Series C Preferred Stock are entitled to elect to participate in the transfer of shares on an as-converted basis.

STOCK OPTIONS AND WARRANTS

      In October 2004, the Company's shareholders approved an increase in the stock option pool from 350,000 to 450,000 shares. As of the date of this registration statement, we had outstanding options to purchase up to 294,197 shares of common stock granted under our 1999 Stock Option Plan, and an additional 155,803 shares available under the plan for future grants of stock options.

      As of the date of this registration statement, we had outstanding warrants to purchase up to 240,964 shares of our common stock at $5.00 per share, and 72,000 shares at $2.50 per share. We also had outstanding warrants to purchase 208,650 shares of Series C Preferred Stock at $5.00 per share.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

      Our common stock is not currently traded on any stock exchange or electronic quotation system. We expect that our common stock will be traded on the OTC Bulletin Board following the effectiveness of this registration statement.

      We have 8,000,000 authorized shares of common stock and 2,000,000 authorized shares of preferred stock. Of the 2,000,000 authorized shares of preferred stock, we have 200,000 authorized shares of Series A Preferred Stock, 300,000 authorized shares of Series B Preferred Stock, 300,000 authorized shares of Series B-1 Preferred Stock and 775,000 authorized shares of Series C Preferred Stock. As of December 31, 2004, the Company has a total of 1,727,419 shares outstanding, and outstanding warrant/options to purchase common stock totaling 809,061. Please see "Description of Securities" for a description of our outstanding capital stock, outstanding options and warrants to purchase our common stock, and securities convertible into or common stock.

      Immediately prior to the filing of this registration statement, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or an expectation that such sales may occur, could adversely affect prevailing market prices.

RULE 144

      In general, under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), as in effect on the date of this filing, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

      o 1% of the number of shares of our common stock then outstanding, which will equal approximately 6,293 shares of our common stock; or

      o the average weekly trading volume of our common stock, if and when our common stock is traded on the OTC Bulletin Board, during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us for at least 90 days. Taking into account shares of our common stock issuable on conversion of issued and outstanding shares of preferred stock, a total of 1,307,443 shares of our common stock will qualify for resale under Rule 144 beginning 90 days after the date of this registration statement.

RULE 144(K)

      Under Rule 144(k) under the Securities Act as in effect on the date of this registration statement, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Under Rule 144(k), 430,183 shares of our common stock will qualify for resale under Rule 144(k) beginning on the date of this registration statement and 461,183 shares will qualify for resale under Rule 144(k) within 180 days of the date of this registration statement.

RULE 701

      Rule 701 under the Securities Act, as in effect on the date of this filing, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this registration statement before selling their shares.

DIVIDEND POLICY

      Our payment of dividends, if any, in the future rests within the discretion of the Board of Directors and will depend, among other things, upon our earnings, capital requirements and financial condition, as well as other relevant factors. We have never paid or declared a dividend on our capital stock, and due to our anticipated financial needs and future plans, we do not contemplate paying any dividends upon our capital stock in the foreseeable future.

HOLDERS OF RECORD

      As of January 10, 2005 we had 47 holders of our common stock, 1 holder of our Series A Preferred Stock, 39 holders of our Series B Preferred Stock, 12 holders of our Series B-1 Preferred Stock, and 42 holders of our Series C Preferred Stock.

REGISTRATION RIGHTS

      As described above in "Description of Securities", and taking into account shares of our common stock issuable upon conversion of issued and outstanding shares of preferred stock, the holders of 1,193,749 shares of our Capital Stock and warrants to purchase 521,614 shares of our capital stock will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our Capital Stock is and when it were to begin trading on the OTC Bulletin Board.

STOCK OPTIONS

      We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under our 1999 Stock Option Plan. The registration statement is expected to be filed and become effective as soon as practicable after this registration statement is declared effective. Accordingly, shares registered under the registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions applicable to these shares.

      The following table sets forth information concerning the shares of common stock that may be issued upon exercise of outstanding options under all of Ovation's equity compensation plans as of December 31, 2004.

-----------------------------------------------------------------------------------------------------------------
                                                                                        NUMBER OF SECURITIES
                                                                                       REMAINING AVAILABLE FOR
                                                                                        FUTURE ISSUANCE UNDER
                           NUMBER OF SECURITIES TO BE    WEIGHTED-AVERAGE EXERCISE    EQUITY COMPENSATION PLANS
                             ISSUED UPON EXERCISE OF       PRICE OF OUTSTANDING         (EXCLUDING SECURITIES
                               OUTSTANDING OPTIONS                OPTIONS              REFLECTED IN COLUMN(A))
-----------------------------------------------------------------------------------------------------------------
EQUITY COMPENSATION               294,197                       $5.22                       155,803
 PLANS APPROVED BY
  SECURITY HOLDERS
-----------------------------------------------------------------------------------------------------------------
 EQUITY COMPENSATION               N/A                           N/A                          N/A
PLANS NOT APPROVED BY
   SECURITY HOLDERS
-----------------------------------------------------------------------------------------------------------------
      TOTAL                       294,197                       $5.22                       155,803
-----------------------------------------------------------------------------------------------------------------

ITEM 2. LEGAL PROCEEDINGS

      None.

ITEM 3. CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS

      None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

      CONVERTIBLE BRIDGE FINANCING

      Between October and December 2003 the Company completed an $800,000 convertible bridge financing with a 12.5% interest rate. The outstanding principal and accrued interest under the bridge facility was automatically convertible into the series of the Company's preferred stock issued in a financing raising at least $1 million and completed prior to June 30, 2004. The outstanding principal and accrued interest under the bridge facility was converted on June 30, 2004, into an aggregate of 173,976 shares of the Company's Series C Preferred Stock.

      DEBT FINANCING

      The Company had notes payable to WMS Enterprises totaling $470,185 evidenced by convertible debentures issued pursuant to a Debenture Purchase Agreement, dated as of August 21, 1997, as amended. Pursuant to an Amended and Restated Debt Agreement dated as of June 30, 2004, the outstanding convertible debentures were exchanged for a note with an aggregate principle amount of $478,535 and warrants for 72,000 and 170,964 shares of common stock exercisable at $2.50 and $5.00 per share, respectively. The warrants each have a term of ten years. See "Certain Relationships and Related Transactions" for a Description of the notes issued pursuant to the Restated Debt Agreement.

      SERIES A PREFERRED STOCK

      On December 29, 2000, the Company sold 160,000 shares of its Series A Preferred Stock to S.J. Electro Systems, Inc., at $11.25 per share, for gross proceeds of $1,800,000. Issuance costs totaled $53,032, and were netted against the proceeds of the Series A Preferred Stock.

      In connection with the issue of the Series A Preferred Stock, the Company also issued to SJE a warrant to purchase up to 40,000 additional shares of Series A Preferred Stock, at an exercise price of $20.00 per share, based on the same terms and conditions as the purchased Series A Preferred Stock. The warrants were issued upon payment in full of the purchase, and expired on May 25, 2002. In addition, the Company entered into a distribution and strategic alliance agreement with SJE, in which the parties will work cooperatively to develop, market, sell, and distribute septic appliances which incorporate the Company's distiller technology. See "Certain Relationships and Related Transactions".

      SERIES B PREFERRED STOCK

      In November 2002, the Company concluded its offering of 273,102 shares of Series B Preferred Stock at $5.00 per share for gross proceeds of $1,365,510. Issuance costs totaled $91,290, and were net against the proceeds of the Series B Preferred Stock. An additional 21,000 shares of Series B Preferred Stock were issued as a placement fee and in exchange for engineering services, for a total value of $105,000.

      SERIES B-1 PREFERRED STOCK

      Throughout 2003, the Company sold 131,000 shares of Series B-1 Preferred Stock at a price of $5.00 per share for gross proceeds of $655,000. Issuance costs of $47,710 were netted against the proceeds of the Series B-1 Preferred Stock.

      SERIES C PREFERRED STOCK

      Through December 2004, the Company issued 339,040 shares of Series C Preferred Stock at $5.00 per share for gross proceeds of $1,695,200. Issuance fees of $116,404 were netted against the proceeds. Holders of the Series C Preferred Stock received warrants to purchase Series C Preferred Stock at $5.00 per share, and equal to 30% of the number of Series C Preferred Stock purchased by the holder in the offering. The warrants expire two years from the date of issuance.

      Subsequent to December 31, 2004, and up to the date of this filing, the Company issued an additional 22,500 shares of Series C Preferred Stock at $5.00 per share for proceeds of $87,500 and a note receivable in the amount of $25,000. There were no issuance fees associated with these proceeds, and the terms and warrant coverage were identical to those described above.

      The offer and sale of the Company's Convertible Bridge Notes, the Notes issued to WMS Enterprises, the Series A Preferred Stock, the Series B Preferred Stock, the Series B-1 Preferred Stock, and the Series C Preferred Stock (collectively, the "Company Securities") were exempt from the registration requirements of Section 5 of the Securities Act, as amended, pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. The Company relied on the following facts in determining that the offer and sale of the Company Securities qualified for the exemption provided by Rule 506:

      o The offers and sales satisfied all of the terms and conditions of Rule 501 and 502 under the Securities Act;

      o There were no more than 35 purchasers of Company Securities from the Company under each of the offers pursuant to Rule 506 under the Securities Act;

      o Each purchaser who was not an accredited investor, either alone or with a purchaser representative(s) had such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, or the Company reasonably believed immediately prior to making any sale that such purchaser satisfied the criteria described; and

      o The Company is not and has not been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining the Company for failure to comply with Rule 503 under the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Registrant's certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

      Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      Pursuant to our Second Amended and Restated Certificate of Incorporation, we are authorized to indemnify, and advance expenses to, its directors and officers to the fullest extent permitted by law. This description of our Second Amended and Restated Certificate of Incorporation is qualified in its entirety by reference to our Second Amended and Restated Certificate of Incorporation.

                                     PART FS

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

               For the Years Ended December 31, 2004 and 2003, and
                For the Period from Inception (March 1, 1996) to
                                December 31, 2004


                                                                                                     PAGE
Report of Independent Registered Public Accounting Firm...............................................F-1

Balance Sheets as of December 31, 2004 and 2003 ......................................................F-2

Statements of Loss for the years ended December 31, 2004 and 2003, and the period from March 1, 1996 (inception) to December 31, 2004........................................F-3

Statements of Changes in Stockholders' Equity (Deficit) for the period from March 1, 1996
    (inception) to December 31, 2004..................................................................F-4

Statements of Cash Flows for the years ended December 31, 2004 and 2003, and the period from March 1, 1996 (inception)  to December 31, 2004 .............................................F-5

Notes to Financial Statements.........................................................................F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors of
Ovation Products Corporation
Nashua, New Hampshire

We have audited the accompanying balance sheets of Ovation Products Corporation (a corporation in the development stage) as of December 31, 2004 and 2003 and the related statements of loss, changes in stockholders' equity (deficit) and cash flows for the years then ended and for the cumulative period from inception (March 1, 1996) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ovation Products Corporation as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended and for the cumulative period from inception (March 1, 1996) to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.


The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage enterprise and has suffered recurring losses from operations since inception, a working capital deficit and stockholders' deficit and will need to obtain additional funding or alternative means of financial support or both in order to continue as a going concern. These factors raise substantial doubt concerning the Company's ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Wolf & Company, P.C.
Boston, Massachusetts
February 20, 2005

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                                                               ASSETS

                                                                                                             December 31,
                                                                                                   --------------------------------
                                                                                                       2004                2003
                                                                                                   ------------        ------------
Current assets:

    Cash and cash equivalents                                                                      $    186,681        $    286,546

    Other receivable                                                                                         --              30,000
    Prepaid expenses                                                                                     45,119               5,000
                                                                                                   ------------        ------------
       Total current assets                                                                             231,800             321,546
                                                                                                   ------------        ------------

Property and equipment, net of accumulated depreciation                                                  12,967              10,748
                                                                                                   ------------        ------------

Other assets:

    Patents, net of accumulated amortization                                                            308,565             322,249
                                                                                                   ------------        ------------

       Total assets                                                                                $    553,332        $    654,543
                                                                                                   ============        ============

                                                LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:

    Accounts payable                                                                               $    484,288        $    380,741
    Accrued expenses                                                                                    126,883             110,653
    Note payable                                                                                        478,535                  --
    Bridge notes payable, net of discount                                                                    --             698,775
    Customer deposits                                                                                    80,000              80,000
                                                                                                   ------------        ------------
       Total current liabilities                                                                      1,169,706           1,270,169

Long-term liabilities:

    Convertible debentures                                                                                   --              60,000
    Notes payable, net of discount                                                                           --             340,019
                                                                                                   ------------        ------------
       Total liabilities                                                                              1,169,706           1,670,188
                                                                                                   ------------        ------------

Commitments

Stockholders' deficit:

    Series A Preferred Stock, $1.00 par value; 200,000 shares authorized;
      160,000 shares issued and outstanding; (preference in liquidation of
      $378,270 at December 31, 2004)                                                                  1,746,968           1,746,968
    Series B Preferred Stock, $1.00 par value; 300,000 shares authorized;
      294,102 shares issued and outstanding;  (preference in liquidation of
      $206,626 at December 31, 2004)                                                                  1,379,205           1,379,205
    Series B-1 Preferred Stock, $1.00 par value; 300,000 shares authorized;
      131,000 shares issued and outstanding;  (preference in liquidation of
      $64,589 at December 31, 2004)                                                                     607,290             607,290
    Series C Preferred Stock, $1.00 par value; 775,000 shares authorized at
      December 31, 2004; 513,016 shares issued and outstanding at December 31,
      2004;  (preference in liquidation of $67,945 at December 31, 2004)                              2,150,721                  --
    Common stock, $1.00 par value; 8,000,000 shares authorized; 629,301 shares issued and outstanding at December 31, 2004 and 623,301 at December 31,
      2003                                                                                              629,301             623,301
    Additional paid-in capital                                                                        3,289,400           2,323,460
    Deficit accumulated during development stage                                                    (10,419,259)         (7,695,869)
                                                                                                   ------------        ------------
       Total stockholders' deficit                                                                     (616,374)         (1,015,645)
                                                                                                   ------------        ------------

       Total liabilities and stockholders' deficit                                                 $    553,332        $    654,543
                                                                                                   ============        ============

See report of independent registered public accounting firm and notes to financial statements.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                               STATEMENTS OF LOSS

                                                                                                                        Period of
                                                                                                                     March 1, 1996
                                                                            Year ended December 31,                  (Inception) to
                                                                       ------------------------------------           December 31,
                                                                           2004                    2003                    2004
                                                                       ------------            ------------            ------------

Revenues                                                               $         --            $         --            $         --
                                                                       ------------            ------------            ------------

Operating expenses:

    Research and development                                              1,228,913                 913,548               6,108,202
    Sales and marketing                                                       8,381                   7,171                  24,545
    General and administrative                                              723,925                 626,438               3,033,968
                                                                       ------------            ------------            ------------
       Total operating expenses                                           1,961,219               1,547,157               9,166,715
                                                                       ------------            ------------            ------------

       Operating loss                                                    (1,961,219)             (1,547,157)             (9,166,715)
                                                                       ------------            ------------            ------------

Other income (expense):

    Interest income                                                           2,866                   1,850                  30,531
    Interest expense                                                       (759,769)               (294,895)             (1,253,481)
                                                                       ------------            ------------            ------------
       Other expense, net                                                  (756,903)               (293,045)             (1,222,950)
                                                                       ------------            ------------            ------------

Loss before provision for income taxes                                   (2,718,122)             (1,840,202)            (10,389,665)

Provision for income taxes                                                    5,268                   6,208                  29,594
                                                                       ------------            ------------            ------------

       Net loss                                                        $ (2,723,390)           $ (1,846,410)           $(10,419,259)
                                                                       ============            ============            ============

Basic and diluted net loss per common
   share                                                               $      (4.36)           $      (2.96)           $     (21.17)
                                                                       ============            ============            ============

Shares used in computing basic and
   diluted net loss per common share                                        624,567                 623,301                 492,256
                                                                       ============            ============            ============

See report of independent registered public accounting firm and notes to financial statements.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

             STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                                   Series A
                                                                    Common Stock                Preferred Stock
                                                            ---------------------------   ---------------------------
                                                               Shares         Amount         Shares         Amount
                                                            ------------   ------------   ------------   ------------
Balance at Inception (March 1, 1996)                                  --   $         --             --   $         --
Issuance of common stock to founders                             284,400        284,400             --             --
Issuance of common stock                                          18,000         18,000             --             --
Net loss                                                              --             --             --             --
                                                            ------------   ------------   ------------   ------------
Balance at December 31, 1996                                     302,400        302,400             --             --
Issuance of common stock                                          12,000         12,000             --             --
Net loss                                                              --             --             --             --
                                                            ------------   ------------   ------------   ------------
Balance at December 31, 1997                                     314,400        314,400             --             --
Issuance of common stock                                         127,760        127,760             --             --
Net loss                                                              --             --             --             --
                                                            ------------   ------------   ------------   ------------
Balance at December 31, 1998                                     442,160        442,160             --             --
Issuance of common stock                                          31,000         31,000             --             --
Net loss                                                              --             --             --             --
                                                            ------------   ------------   ------------   ------------
Balance at December 31, 1999                                     473,160        473,160             --             --
Issuance of common stock                                         149,941        149,941             --             --
Fair value of stock options and warrants granted to
     non-employees                                                    --             --             --             --
Net loss                                                              --             --             --             --
                                                            ------------   ------------   ------------   ------------
Balance at December 31, 2000                                     623,101        623,101             --             --
Issuance of Series A Preferred Stock and warrants, net of
     issuance costs of $53,032                                        --             --        160,000      1,746,968
Intrinsic value of options granted to an employee                     --             --             --             --
Fair value of warrants issued to non-employees                        --             --             --             --
Net loss                                                              --             --             --             --
                                                            ------------   ------------   ------------   ------------
Balance at December 31, 2001                                     623,101        623,101        160,000      1,746,968
Issuance of Series B Preferred Stock, net of issuance
     costs of $91,290                                                 --             --             --             --
Issuance of common stock for services                                200            200             --             --
Series B Preferred Stock issued in exchange for
     engineering services                                             --             --             --             --
Intrinsic value of options granted to an employee                     --             --             --             --
Fair value of stock options and warrants granted to
     non-employees                                                    --             --             --             --
Net loss                                                              --             --             --             --
                                                            ------------   ------------   ------------   ------------
Balance at December 31, 2002                                     623,301        623,301        160,000      1,746,968
Issuance of Series B-1 Preferred Stock, net of issuance
     costs of $47,710                                                 --             --             --             --
Fair value of warrants issued in connection with bridge
     notes payable                                                    --             --             --             --
Beneficial conversion feature on bridge notes payable                 --             --             --             --
Fair value of stock options and warrants granted to
     non-employees                                                    --             --             --             --
Net loss                                                              --             --             --             --
                                                            ------------   ------------   ------------   ------------
Balance at December 31, 2003                                     623,301        623,301        160,000      1,746,968
Issuance of Series C Preferred Stock and warrants, net of
     issuance costs of $116,404                                       --             --             --             --
Conversion of bridge notes and accrued interest into
     Series C Preferred Stock                                         --             --             --             --
Common stock issued in exchange for investment services
     in connection with Series C Preferred Stock                   6,000          6,000             --             --
Fair value of warrants issued in connection with notes
     payable                                                          --             --             --             --
Fair value of stock options granted to non-employees                  --             --             --             --
Net loss                                                              --             --             --             --
                                                            ------------   ------------   ------------   ------------


Balance at December 31, 2004                                     629,301   $    629,301        160,000   $  1,746,968
                                                            ============   ============   ============   ============
                                                                    Series B                    Series B-1
                                                                 Preferred Stock              Preferred Stock
                                                            ---------------------------   ---------------------------
                                                               Shares         Amount         Shares         Amount
                                                            ------------   ------------   ------------   ------------
Balance at Inception (March 1, 1996)                                  --   $         --             --   $         --
Issuance of common stock to founders                                  --             --             --             --
Issuance of common stock                                              --             --             --             --
Net loss                                                              --             --             --             --
                                                            ------------   ------------   ------------   ------------
Balance at December 31, 1996                                          --             --             --             --
Issuance of common stock                                              --             --             --             --
Net loss                                                              --             --             --             --
                                                            ------------   ------------   ------------   ------------
Balance at December 31, 1997                                          --             --             --             --
Issuance of common stock                                              --             --             --             --
Net loss                                                              --             --             --             --
                                                            ------------   ------------   ------------   ------------
Balance at December 31, 1998                                          --             --             --             --
Issuance of common stock                                              --             --             --             --
Net loss                                                              --             --             --             --
                                                            ------------   ------------   ------------   ------------
Balance at December 31, 1999                                          --             --             --             --
Issuance of common stock                                              --             --             --             --
Fair value of stock options and warrants granted to
     non-employees                                                    --             --             --             --
Net loss                                                              --             --             --             --
                                                            ------------   ------------   ------------   ------------
Balance at December 31, 2000                                          --             --             --             --
Issuance of Series A Preferred Stock and warrants, net of
     issuance costs of $53,032                                        --             --             --             --
Intrinsic value of options granted to an employee                     --             --             --             --
Fair value of warrants issued to non-employees                        --             --             --             --
Net loss                                                              --             --             --             --
                                                            ------------   ------------   ------------   ------------
Balance at December 31, 2001                                          --             --             --             --
Issuance of Series B Preferred Stock, net of issuance
     costs of $91,290                                            283,102      1,324,205             --             --
Issuance of common stock for services                                 --             --             --             --
Series B Preferred Stock issued in exchange for
     engineering services                                         11,000         55,000             --             --
Intrinsic value of options granted to an employee                     --             --             --             --
Fair value of stock options and warrants granted to
     non-employees                                                    --             --             --             --
Net loss                                                              --             --             --             --
                                                            ------------   ------------   ------------   ------------
Balance at December 31, 2002                                     294,102      1,379,205             --             --
Issuance of Series B-1 Preferred Stock, net of issuance
     costs of $47,710                                                 --             --        131,000        607,290
Fair value of warrants issued in connection with bridge
     notes payable                                                    --             --             --             --
Beneficial conversion feature on bridge notes payable                 --             --             --             --
Fair value of stock options and warrants granted to
     non-employees                                                    --             --             --             --
Net loss                                                              --             --             --             --
                                                            ------------   ------------   ------------   ------------
Balance at December 31, 2003                                     294,102      1,379,205        131,000        607,290
Issuance of Series C Preferred Stock and warrants, net of
     issuance costs of $116,404                                       --             --             --             --
Conversion of bridge notes and accrued interest into
     Series C Preferred Stock                                         --             --             --             --
Common stock issued in exchange for investment services
     in connection with Series C Preferred Stock                      --             --             --             --
Fair value of warrants issued in connection with notes
     payable                                                          --             --             --             --
Fair value of stock options granted to non-employees                  --             --             --             --
Net loss                                                              --             --             --             --
                                                            ------------   ------------   ------------   ------------


Balance at December 31, 2004                                     294,102   $  1,379,205        131,000   $    607,290
                                                            ============   ============   ============   ============
                                                                  Series C               (Discount)      Deficit
                                                               Preferred Stock           Additional    Accumulated    Stockholders'
                                                           ---------------------------    Paid-in         During         Equity
                                                              Shares         Amount       Capital       Development     (Deficit)
                                                           ------------   ------------  ------------   ------------   ------------
Balance at Inception (March 1, 1996)                                 --   $         --  $         --   $         --   $         --
Issuance of common stock to founders                                 --             --      (277,330)            --          7,070
Issuance of common stock                                             --             --        27,000             --         45,000
Net loss                                                             --             --            --        (50,197)       (50,197)
                                                           ------------   ------------  ------------   ------------   ------------
Balance at December 31, 1996                                         --             --      (250,330)       (50,197)         1,873
Issuance of common stock                                             --             --        18,000             --         30,000
Net loss                                                             --             --            --       (178,101)      (178,101)
                                                           ------------   ------------  ------------   ------------   ------------
Balance at December 31, 1997                                         --             --      (232,330)      (228,298)      (146,228)
Issuance of common stock                                             --             --       451,440             --        579,200
Net loss                                                             --             --            --       (430,587)      (430,587)
                                                           ------------   ------------  ------------   ------------   ------------
Balance at December 31, 1998                                         --             --       219,110       (658,885)         2,385
Issuance of common stock                                             --             --       124,000             --        155,000
Net loss                                                             --             --            --       (538,696)      (538,696)
                                                           ------------   ------------  ------------   ------------   ------------
Balance at December 31, 1999                                         --             --       343,110     (1,197,581)      (381,311)
Issuance of common stock                                             --             --       945,964             --      1,095,905
Fair value of stock options and warrants granted to
     non-employees                                                   --             --       124,083             --        124,083
Net loss                                                             --             --            --     (1,152,737)    (1,152,737)
                                                           ------------   ------------  ------------   ------------   ------------
Balance at December 31, 2000                                         --             --     1,413,157     (2,350,318)      (314,060)
Issuance of Series A Preferred Stock and warrants, net of
     issuance costs of $53,032                                       --             --        23,622             --      1,770,590
Intrinsic value of options granted to an employee                    --             --        49,000             --         49,000
Fair value of warrants issued to non-employees                       --             --       101,799             --        101,799
Net loss                                                             --             --            --     (1,708,501)    (1,708,501)
                                                           ------------   ------------  ------------   ------------   ------------
Balance at December 31, 2001                                         --             --     1,587,578     (4,058,819)      (101,172)
Issuance of Series B Preferred Stock, net of issuance
     costs of $91,290                                                --             --         2,243             --      1,326,448
Issuance of common stock for services                                --             --           800             --          1,000
Series B Preferred Stock issued in exchange for
     engineering services                                            --             --            --             --         55,000
Intrinsic value of options granted to an employee                    --             --        82,500             --         82,500
Fair value of stock options and warrants granted to
     non-employees                                                   --             --        45,969             --         45,969
Net loss                                                             --             --            --     (1,790,640)    (1,790,640)
                                                           ------------   ------------  ------------   ------------   ------------
Balance at December 31, 2002                                         --             --     1,719,090     (5,849,459)      (380,895)
Issuance of Series B-1 Preferred Stock, net of issuance
     costs of $47,710                                                --             --            --             --        607,290
Fair value of warrants issued in connection with bridge
     notes payable                                                   --             --       121,470             --        121,470
Beneficial conversion feature on bridge notes payable                --             --       121,471             --        121,471
Fair value of stock options and warrants granted to
     non-employees                                                   --             --       361,429             --        361,429
Net loss                                                             --             --            --     (1,846,410)    (1,846,410)
                                                           ------------   ------------  ------------   ------------   ------------
Balance at December 31, 2003                                         --             --     2,323,460     (7,695,869)    (1,015,645)
Issuance of Series C Preferred Stock and warrants, net of
     issuance costs of $116,404                                 339,040      1,280,841       297,955             --      1,578,796
Conversion of bridge notes and accrued interest into
     Series C Preferred Stock                                   173,976        869,880            --             --        869,880
Common stock issued in exchange for investment services
     in connection with Series C Preferred Stock                     --             --        24,000             --         30,000
Fair value of warrants issued in connection with notes
     payable                                                         --             --       515,636             --        515,636
Fair value of stock options granted to non-employees                 --             --       128,349             --        128,349
Net loss                                                             --             --            --     (2,723,390)    (2,723,390)
                                                           ------------   ------------  ------------   ------------   ------------


Balance at December 31, 2004                                    513,016   $  2,150,721  $  3,289,400   $(10,419,259)  $   (616,374)
                                                           ============   ============  ============   ============   ============


See report of independent registered public accounting firm and notes to financial statements.

                          OVATION PRODUCTS CORPORATION
                          (A Development Stage Company)

                             STATEMENTS OF CASH FLOW

                                                                                                                Period of March 1,
                                                                              Year ended December 31,          1996 (inception) to
                                                                          --------------------------------        December 31,
                                                                             2004                 2003                2004
                                                                          ------------        ------------        ------------

Cash flows from operating activities:

    Net loss                                                              $ (2,723,390)       $ (1,846,410)       $(10,419,259)
    Adjustments to reconcile net loss to net cash used in
      operating activities:
       Depreciation                                                              3,371               3,540              34,632
       Amortization of patents                                                  13,180               6,765              28,549
       Stock-based compensation related to options and
         warrants                                                              128,350             168,166             711,967
       Write-off of abandoned patents                                           81,664              46,540             239,782
       Non-cash interest expense on notes payable and
         bridge notes                                                          765,256             277,817           1,128,134
       Non-cash investment service expenses                                         --                  --              80,020
       Non-cash research and development expenses                                   --                  --              56,000
       Changes in operating assets and liabilities:
          Other receivable                                                      30,000             (30,000)                 --
          Prepaid expenses                                                     (40,119)             13,562             (45,119)
          Customer deposits                                                         --              80,000              80,000
          Accounts payable                                                     103,547              69,802             484,288
          Accrued expenses                                                      16,230              45,251             126,883
                                                                          ------------        ------------        ------------
             Net cash used in operating activities                          (1,621,911)         (1,164,967)         (7,494,123)
                                                                          ------------        ------------        ------------

Cash flows from investing activities:

    Purchases of property and equipment                                         (5,590)                 --             (47,599)
    Purchases of patents                                                       (81,160)           (112,022)           (576,896)
                                                                          ------------        ------------        ------------
             Net cash used in investing activities                             (86,750)           (112,022)           (624,495)
                                                                          ------------        ------------        ------------

Cash flows from financing activities:

    Proceeds from notes payable                                                     --             160,000             160,000
    Proceeds from bridge notes payable and warrants                                 --             800,000             800,000
    Proceeds from convertible debentures                                            --                  --             180,000
    Repayment of convertible debentures                                             --                  --             (60,000)
    Proceeds from deposits on preferred stock offerings                             --                  --              75,000
    Proceeds from issuance of Series C preferred stock,
      net of issuance costs                                                  1,608,796                  --           1,608,796
    Proceeds from issuance of Series B-1 preferred stock,
      net of issuance costs                                                         --             532,290             532,290
    Proceeds from issuance of Series B preferred stock,
      net of issuance costs                                                         --                  --           1,326,448
    Proceeds from issuance of Series A preferred stock,
      net of issuance costs                                                         --                  --           1,770,590
    Proceeds from issuance of common stock                                          --                  --           1,912,175
                                                                          ------------        ------------        ------------
             Net cash provided by financing activities                       1,608,796           1,492,290           8,305,299
                                                                          ------------        ------------        ------------

Net increase (decrease) in cash and cash equivalents                           (99,865)            215,301             186,681
Cash and cash equivalents at beginning of period                               286,546              71,245                  --
                                                                          ------------        ------------        ------------

Cash and cash equivalents at end of period                                $    186,681        $    286,546        $    186,681
                                                                          ============        ============        ============

Supplemental disclosures:

    Cash paid for interest                                                $     13,953        $      3,398        $     19,590
                                                                          ============        ============        ============
    Cash paid for taxes                                                   $        200        $      6,374        $     28,000
                                                                          ============        ============        ============

See report of independent registered public accounting firm and notes to financial statements.

                          OVATION PRODUCTS CORPORATION
                          (A Development Stage Company)

                             STATEMENTS OF CASH FLOW

                                                                                                                Period of March 1,
                                                                              Year ended December 31,          1996 (inception) to
                                                                          --------------------------------        December 31,
                                                                             2004                 2003                2004
                                                                          ------------        ------------        ------------

Non-cash investing and financing activities:

    Notes payable issued for accrued interest                             $         --        $     15,669        $     15,669
                                                                          ============        ============        ============
    Convertible debentures converted to a note payable                    $     60,000        $     60,000        $    120,000
                                                                          ============        ============        ============
    Bridge notes converted into Series C Preferred Stock                  $    869,880        $         --        $    869,880
                                                                          ============        ============        ============
    Common stock issued as payment for services                           $     30,000        $         --        $     30,000
                                                                          ============        ============        ============
    Preferred stock deposits transferred to Series B-1
      Preferred Stock                                                     $         --        $     75,000        $     75,000
                                                                          ============        ============        ============

See report of independent registered public accounting firm and notes to financial statements.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2004 AND 2003,
  AND THE CUMULATIVE PERIOD FROM INCEPTION (MARCH 1, 1996) TO DECEMBER 31, 2004


1.       NATURE OF BUSINESS AND BASIS OF PRESENTATION

         NATURE OF BUSINESS

         Ovation Products Corporation ("the Company") is engaged in the business of designing and developing distillation technology for waste water treatment, water purification and related processes. The Company's core technology offers vapor compression-distillation technology in a small-sized appliance for use in a variety of settings including residential water cleaning, residential water recycling and small-volume industrial recycling and waste water disposal.

         The Company is subject to a number of risks similar to those of other earlier-stage technology companies. These risks include, but are not limited to, rapid technological change, dependence on key personnel, competing new product introductions and other activities of competitors, the successful development and marketing of its products, and the need to obtain adequate additional capital necessary to fund future operations.

         Since its inception on March 1, 1996, the Company has devoted its efforts principally to research and development, business development activities and raising capital. As a result, the Company is considered a development stage company pursuant to Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises. Accumulated deficit for the period from inception (March 1, 1996) through December 31, 2004 was $10,419,259.

         The Company's future capital requirements will depend upon many factors, including progress with marketing its technologies, the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other proprietary rights, competing technological and market developments, and its ability to establish collaborative arrangements, effective commercialization, marketing activities and other arrangements.

         GOING CONCERN

         The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has incurred net losses of $2,723,390 and $1,846,410 for the years ended December 31, 2004 and 2003, respectively. Additionally, the Company has a working capital deficit of $937,906 and stockholders' deficit of $616,374 at December 31, 2004. There is no assurance that the Company can reverse its operating losses, or that it can raise additional capital to allow it to continue its planned operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability of recorded asset amounts that might be necessary as a result of the above uncertainty.


See report of independent registered public accounting firm.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)

         NATURE OF BUSINESS AND BASIS OF PRESENTATION (CONCLUDED)

         GOING CONCERN (CONCLUDED)

         Management expects that the Company will continue to experience negative cash flows from operations and net losses for the foreseeable future. Based upon management's current plans, management believes that the Company's existing capital resources, plus the proceeds of a planned private placement of approximately $5 million, will be sufficient to meet the Company's operating expenses and capital requirements through December 2006, at which point the Company expects to have been shipping commercial product and recognizing revenue for over 12 months. In an effort to complete a private placement, the Company has engaged an investment banker to facilitate introductions of the Company to venture capitalists and institutional investors. Supplementally, the Company's management continues to pursue angel investors and the existing investor base for incremental funding.

         The Company is in the process of finalizing its distiller design, and expects to be shipping commercially-viable product before the end of 2005. The Company has engaged third parties to provide the preliminary prototype parts and subsequent manufacture of its distiller's parts and subassemblies, which are integrated and tested by Company employees at the Company's facilities. By the third quarter of 2005, the Company believes it will be able to produce one unit per week and accelerate this production to three units per week by year-end. The commercially-viable units will be shipped to the Company's strategic partners, who will be responsible for the sales and marketing of the Company's technology. The Company believes that its key partners will be able to absorb all of the units the Company is able to manufacture through the end of 2006. Any delays in the Company's ability to secure funding will also have a negative impact on the Company's timeline to reach first commercial shipment.

         In the event a significant private placement cannot be completed in a timely manner or under acceptable conditions, the Company believes that it can continue to run its operations short-term by significantly decreasing the professional services it has engaged to support its financing activities, and reducing the purchase of materials and labor associated with the development of its long-range beta projects. The Company's President and CEO/founder would defer their salary indefinitely and defer rent payments on the Company's main facility which is leased from the founder. These reductions would enable the Company to continue operations throughout 2005 on a lesser investment of approximately $600,000, which it expects may be made available to it in exchange for extended intellectual property rights to its strategic partners.

         Changes in management's business strategy, technology development, or marketing plans or other events affecting management's operating plans and expenses, may result in the expenditure of existing cash before additional investment may be secured.. If this occurs, the Company's ability to meet its cash obligations as they become due and payable will depend on the Company's ability to issue securities, borrow funds or some combination thereof. The Company may not be successful in raising necessary funds on acceptable terms, or at all.

         If the Company does not complete the planned private placement, and if no other sources of additional capital are available, management anticipates that it would substantially reduce the Company's operating expenses to the minimum required to support the continued development of its technology. It may be necessary to relinquish some of the rights to the Company's technologies or grant licenses on terms not favorable to the Company. There can be no assurance that the Company's negative cash flow will not necessitate ceasing of operations entirely.


See report of independent registered public accounting firm.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         USE OF ESTIMATES

         The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates that are particularly susceptible to change are the estimated useful life of patents, fair value of equity instruments issued and valuation reserves on deferred tax assets.

         CASH EQUIVALENTS

         The Company considers short-term investments with original maturity dates of three months or less at the date of purchase to be cash equivalents. Cash equivalents of $101,087 and $273,755 as of December 31, 2004 and 2003, respectively, primarily consisted of money market funds held by large financial institutions in the United States.

         FINANCIAL INSTRUMENTS

         The Company's financial instruments, consisting of cash equivalents, accounts receivable and debt, are carried at cost, which approximates fair value due to the short-term nature of these instruments.

         PROPERTY AND EQUIPMENT

         Property and equipment is stated at cost. The Company provides for depreciation using the straight-line method based on the respective asset's estimated useful life. Expenditures for maintenance and repairs are charged to operating expenses as incurred.

                    Computer equipment                   5 years
                    Furniture and equipment            5 - 7 years

         PATENTS

         Costs of outside legal counsel related to obtaining new patents are capitalized as incurred. Patent costs are amortized over the legal life of the patents, generally twenty years, starting on the patent issue date. The costs of unsuccessful and abandoned patent applications are expensed when abandoned. The cost to maintain existing patents are expensed as incurred. The nature of the technology underlying these patents is concentrated on the Company's proprietary heat exchanger and system hardware designs, and the way in which elements of the Company's distiller technology are integrated or work together. These functionalities are components of the Company's product differentiation, as they enable the overall system design's reduced size and ultimately cost, which the Company believes is critical to its value proposition. The Company has abandoned claims that were deemed unsatisfactory in their breadth of scope, or were related to speculative future design features which are no longer deemed feasible.

         INTANGIBLE ASSETS

         The Company follows SFAS No. 142, Goodwill and Other Intangible Assets. The Company reviews the carrying value of definite-lived, amortizable intangible assets for impairment at least annually, unless significant changes in circumstances indicate a potential impairment may have occurred sooner. Intangible assets consist of patent costs. As of December 31, 2004 and 2003, there was no impairment of intangible assets.


See report of independent registered public accounting firm.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)

         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         IMPAIRMENT OF LONG-LIVED ASSETS

         The Company follows SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Under SFAS No. 144, the Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded based upon various techniques to estimate fair value. Long-lived assets consist of property and equipment. As of December 31, 2004 and 2003, there was no impairment of long-lived assets.

         RESEARCH AND DEVELOPMENT COSTS

         Costs incurred for research and development are expensed as incurred. Research and development expense primarily comprises salaries, salary-related expenses and costs of contractors and materials.

         REVENUE RECOGNITION

         The Company's primary sources of revenue are from product sales and royalties on the distribution of its products. Product sales consist of sales of our distillation technology. Royalties are calculated as a percentage of total product sold by the Company's strategic partners.

         Product sales are recognized as revenue, in accordance with Securities and Exchange Commission Staff Accounting Bulletin (SAB) 104, Revenue Recognition, when persuasive evidence of an arrangement exists, fees are fixed or determinable, delivery has occurred, and collection is reasonably assured. If uncertainty exists about customer acceptance, revenue is not recognized until formal acceptance has been obtained from the customer. We have no post-delivery obligations nor do our product sales contain multiple elements. Royalty revenue is recognized as revenue when earned as reported periodically by the strategic partners in accordance with the related license agreements, assuming all other criteria for revenue recognition have been met.

         As of December 31, 2004, the Company has recognized no revenue from distribution, sales or license of its products.

         PREFERRED STOCK DEPOSITS

         Preferred stock deposits represent cash received by the Company from investors prior to issuance of the related preferred stock certificates. In the periods in which the preferred stock certificates are issued, preferred stock deposits are reclassified to the applicable preferred stock account.

         INCOME TAXES

         The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, the asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A deferred tax asset is recorded to the extent that their realization is more likely than not.


See report of independent registered public accounting firm.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)

         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         STOCK-BASED COMPENSATION

         Awards under the Company's stock option plans are accounted for using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB
         25), and related interpretations, in accounting for its employee stock options, as allowed under SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation expense is recorded for options awarded to employees with exercise prices equal to or in excess of the stock's fair market value on the grant date. The Company has adopted the disclosure requirements of SFAS No. 123, which is based on the fair value method of measuring stock-based compensation. The Company accounts for stock-based compensation issued to nonemployees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

         The weighted-average fair value of options granted during 2004 and 2003 was $3.02 and $3.00 per share, respectively. The fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model. The following assumptions were made for grants in 2004 and 2003:

                                                     2004              2003
                                                 -------------     -------------
         Expected volatility                          70%               70%
         Expected dividend yield                       0%                0%
         Expected lives of options (in years)          5                 5
         Risk-free interest rate                 3.23% - 3.68%     2.48% - 3.60%

         The expected volatility factor was based on public small capitalization stocks with significant risk (scientific or otherwise), which tend to have a relatively high volatility. For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options vesting period, which ranges from six months to four years. Had compensation expense for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, the Company's net loss would have been as follows:

                                                           Years ended December 31,
                                                         ----------------------------
                                                            2004             2003
                                                         -----------    -------------
         Net loss as reported                            $(2,723,390)   $  (1,846,410)
         Add: Stock-based employee compensation
         expense included in reported net loss                    --               --

         Deduct: Stock-based employee compensation
         expense determined under fair value-based
         method for all awards                              (126,894)         (86,034)
                                                         -----------    -------------

         Pro forma net loss                              $(2,850,284)   $  (1,932,444)
                                                         ===========    =============

         Basic and diluted net loss per share:

             As reported                             $      ( 4.36 )    $       (2.96)
                                                         ===========    =============
             Pro forma                               $      ( 4.56 )    $       (3.10)
                                                         ===========    =============


See report of independent registered public accounting firm.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)

         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         STOCK-BASED COMPENSATION (CONCLUDED)

         The effects on pro forma net loss of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net loss for future years, due to such things as the vesting period of the stock options, and the potential for issuance of additional stock options in future years.

         NET LOSS PER SHARE

         The Company computes net loss per share in accordance with SFAS No. 128, Earnings per Share, and related interpretations. Under the provisions of SFAS 128, basic net loss per common share is computed by dividing net loss by the weighted-average number of common stock outstanding. Diluted net loss per common share is computed by dividing net loss by the weighted-average number of common shares and dilutive common share equivalents then outstanding. Common equivalent shares consist of the incremental common shares issuable upon the conversion of preferred stock, shares issuable upon the exercise of stock options and the conversion of preferred and common stock upon the exercise of warrants. All common stock equivalents have been excluded from the computation of diluted net loss per shares as their effect would be anti-dilutive.

         SEGMENT REPORTING

         The Company has adopted SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information, which requires companies to report selected information about operating segments, as well as enterprise wide disclosures about products, services, geographical areas and major customers. Operating segments are determined based on the way management organizes its business for making operating decisions and assessing performance. The Company has only one operating segment, the design and development of distillation technology for the purposes of waste water treatment, water purification, and related processes.

         RECENTLY ISSUED ACCOUNTING STANDARDS

         In December 2003, the Securities and Exchange Commission, ("SEC") issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition". SAB No. 104 supersedes SAB No. 101, "Revenue Recognition in Financial Statements." SAB No. 104's primary purpose is to rescind accounting guidance contained in SAB No. 101 related to multiple element revenue arrangements, superseded as a result of the issuance of Emerging Issues Task Force ("EITF") No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". Additionally, SAB No. 104 rescinds the SEC's Revenue Recognition in Financial Statements Frequently Asked Questions and Answers ("FAQ") issued with SAB No. 101 that had been codified in SEC Topic No. 13, "Revenue Recognition". Selected portions of the FAQ have been incorporated into SAB No. 104. While the wording of SAB No. 104 has changed to reflect the issuance of EITF No. 00-21, the revenue recognition principles of SAB No. 101 remain largely unchanged by the issuance of SAB No. 104, which was effective upon issuance. The adoption of SAB No. 104 did not impact our consolidated financial statements.


See report of independent registered public accounting firm.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)

         RECENTLY ISSUED ACCOUNTING STANDARDS (CONCLUDED)

         In December 2003, the FASB issued FASB interpretation No. 46R ("FIN 46R"), "Consolidation of Variable Interest Entities". FIN 46R expands upon existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity in investments with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's or is entitled to receive a majority of the entity's residual returns or both. The adoption of this interpretation did not have any impact on our financial position or results of operations.

         In December 2004, the FASB issued SFAS No. 123R, "Accounting for Stock-Based Compensation" ("SFAS No. 123R"). SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123R, only certain pro forma disclosures of fair value were required. The provisions of this Statement are effective for small business issuers the first interim reporting period that begins after December 15, 2005. Accordingly, we will adopt SFAS No. 123R commencing with the quarter ending March 31, 2006. If we had included the fair value of employee stock options in our financial statements, our net loss for the fiscal years ended December 31, 2004 and 2003 would have been as disclosed in Note 2 above, Summary of Significant Accounting Policies. Accordingly, the adoption of SFAS No. 123R is expected to have an effect on our financial statements.

         In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have any impact on our financial position or results of operations.

         In November 2004, the FASB issued SFAS No. 151, "Inventory Costs -- An Amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for "abnormal amounts" of idle facility expense, freight, handling costs, and wasted material or spoilage. Before revision by SFAS No. 151, the guidance that existed in ARB No. 43 stipulated that these type items may be "so abnormal" that the appropriate accounting treatment would be to expense these costs as incurred. SFAS No. 151 requires that these costs be recognized as current-period charges without regard to whether the "so abnormal" criterion has been met. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material effect on our financial statements.


See report of independent registered public accounting firm.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.       PROPERTY AND EQUIPMENT

         Property and equipment consist of the following at December 31:

                                                                 Estimated
                                                                  Useful
                                           2004        2003       Lives
                                         --------    --------    --------
         Computer equipment              $ 36,089    $ 30,499     5 years
         Furniture and equipment           11,510      11,510   5 - 7 years
                                         --------    --------
                                           47,599      42,009
         Less accumulated depreciation    (34,632)    (31,261)
                                         --------    --------

         Property and equipment, net     $ 12,967    $ 10,748
                                         ========    ========

4.       INTANGIBLE ASSETS

         Patents are being amortized on a straight-line basis over their respective useful lives. Intangible assets consist of the following at December 31:

                                                                 Estimated
                                                                  Useful
                                           2004        2003       Lives
                                         --------    --------    --------
         Patented technology             $ 211,541    $ 148,471  20 years
         Less accumulated amortization     (28,549)     (15,369)
                                         ---------    ---------
                                           182,992      133,102
         Patents in process                125,573      189,147
                                         ---------    ---------

         Patents, net                    $ 308,565    $ 322,249
                                         =========    =========

         The estimated remaining amortization expense related to intangible assets with finite lives for each of the five succeeding years and thereafter is as follows:

              Year Ending December 31:

                        2005                                  $   10,317
                        2006                                      10,317
                        2007                                      10,317
                        2008                                      10,317
                        2009                                      10,317
                     Thereafter                                  131,407
                                                              ----------
                                                              $  182,992
                                                              ==========


See report of independent registered public accounting firm.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.       ACCRUED EXPENSES

         Accrued expenses consist of the following at December 31:

                                                    2004         2003
                                                  --------     --------
         Accrued vacation                         $ 52,836     $ 55,393
         Payroll and payroll-related                    --       10,000
         Accrued legal fees                         15,000       11,000
         Accrued interest                            2,492       18,326
         Accrued taxes                                  --        5,934
         Accrued accounting and auditing            34,232           --
         Other accrued expenses                     22,323       10,000
                                                  --------     --------

                                                  $126,883     $110,653
                                                  ========     ========

6.       INCOME TAXES

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2004 and 2003, the Company has net operating loss carryforwards of approximately $10,400,000 and $8,000,000, respectively, available to offset future federal and state taxable income, expiring in varying amounts through 2023. Under the Internal Revenue Code (IRC), certain substantial changes in the Company's ownership may limit the amount of net operating loss carryforwards that can be utilized in any one year to offset future taxable income.

         The Company has net deferred tax assets at December 31, 2004 and 2003 that consist of the following:

                                                  2004           2003
                                               -----------    -----------
         Deferred tax assets:

         Net operating loss carryforwards      $ 4,180,000    $ 3,219,600
         Other timing differences                   56,400         47,284
         Stock compensation                         51,700         67,720
                                               -----------    -----------
                   Total deferred tax assets     4,288,100      3,334,604

         Valuation allowance                    (4,288,100)    (3,334,604)
                                               -----------    -----------
                   Total deferred tax assets            --             --

         Deferred tax liabilities                       --             --
                                               -----------    -----------

                   Net deferred tax asset      $        --    $        --
                                               ===========    ===========


         In 2004, the valuation allowance increased approximately $953,500 as a result of an additional net operating loss carryforward.

         The Company has provided a valuation allowance for the full amount of these net deferred tax assets, since it is more likely than not that these future benefits will not be realized. However, these deferred tax assets may be available to offset future income tax liabilities.


See report of independent registered public accounting firm.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)

         INCOME TAXES (CONCLUDED)

         The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax net loss for the years ended December 31, 2004 and 2003 due to the following:

                                                       2004          2003
                                                     ---------     ---------
         Expected tax expense (benefit)                   (35%)         (35%)

         Increase (decrease) related to:
                Permanent differences                       2%            3%
                Temporary differences and other             2%            4%
                State taxes                                (5%)          (4%)
                Increase in valuation allowance on
                deferred tax asset                         36%           32%
                                                     ---------     ---------
                                                            0%            0%
                                                     =========     =========


         The Company's provision for income taxes represents New Hampshire corporate taxes.

7.       DEBT

         BRIDGE NOTES PAYABLE

         In December 2003, the Company issued $800,000 in convertible promissory notes ("the Bridge Notes") with simple interest of 12.5% per annum, due in total on June 30, 2004. The Bridge Notes automatically convert into Preferred Stock in the next financing round, as defined. In connection with the Bridge Notes, the Company also issued warrants to purchase 48,000 shares of Series C Preferred Stock at $5.00 per share (see Note
         13). The relative fair value of the warrants, $121,470, was recorded as additional paid-in capital and a debt discount on the Bridge Notes. As a result of a portion of the proceeds being allocated to the warrants, the Company also determined that the Bridge Notes had a beneficial conversion feature of $121,471. This amount was recorded as additional paid-in capital and a discount on the Bridge Notes. The total discount is being amortized to interest expense over the term of the Bridge Notes. Non-cash interest expense related to the amortization of these discounts was $101,225 and $141,716 in the years ended December 31, 2004 and 2003, respectively.

         In the year ended December 31, 2004, the Bridge Notes and accrued interest of $69,880 converted into 173,976 shares of Series C Preferred Stock.


See report of independent registered public accounting firm.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)

         DEBT (CONTINUED)

         CONVERTIBLE DEBENTURES

         In August 1997, the Company entered into a series of agreements with WMS Enterprises ("WMS") encompassing a Debenture Purchase Agreement, a License Agreement, and a Distribution Agreement (see Note 14). The Debenture Purchase Agreement provided for the purchase of $180,000 in Convertible Debentures, which was funded $40,000 at closing and monthly amounts of $20,000 in the following seven months. The Convertible Debentures are convertible, at WMS' right, into shares of the Company's Common Stock at the conversion price of $2.50 per share subject to certain price protection provisions. Any outstanding Convertible Debentures shall be automatically converted into shares of Common Stock at the conversion price upon the consummation of a public offering of at least $2,000,000. WMS was also granted, for a period of 30 days, right of first offer to purchase, pro rata, a portion of any new securities that the Company may propose to sell and issue. The Convertible Debentures carry an interest rate of prime plus one percent (1%) (6.25% at December 31, 2004) per annum, payable quarterly. Amounts outstanding on the Convertible Debentures at December 31, 2004 and 2003 were $0 and $60,000, respectively.

         NOTES PAYABLE

         In September 2000, the Company reached an agreement with WMS to convert all outstanding accrued interest on the Convertible Debentures into a demand Note Payable carrying an interest rate of prime plus one percent (1%) (6.25% at December 31, 2004) payable monthly with an additional 5% due upon default of monthly payments. In conjunction with this agreement, the Company issued certain warrants to purchase shares of the Company's Common Stock (see Note 13). In addition, all future interest accruing on the Convertible Debentures and Notes Payable would be satisfied monthly by the issuance of a promissory note for the interest due, plus a warrant to purchase the same dollar amount of Common Stock at the lower of market or $7.50. The Company also issued to WMS additional Notes Payable on these same terms for amounts due to WMS for investment services provided in 2002 and 2001 totaling $20,020 and $60,000, respectively. In 2003, WMS advanced the Company $160,000 in additional Notes Payable and converted the $60,000 Convertible Debenture that came due in 2003 into a Note Payable.

         In 2003 in conjunction with these Notes Payable, the Company issued WMS common stock purchase warrants with a fair value of $193,263 (see Note
         13) which were recorded as a discount on the Notes Payable. The unamortized discount at December 31, 2004 and 2003 was $0 and $72,831, respectively. Non-cash interest expense in the years ended December 31, 2004 and 2003 was $72,831 and $120,432, respectively.


See report of independent registered public accounting firm.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)

         DEBT (CONCLUDED)

         RENEGOTIATION OF THE WMS DEBENTURE

         In June 2004, the Company and WMS renegotiated their outstanding 1997 Debenture Purchase Distribution and License Agreements, consolidating the two into an Amended and Restated Debt Agreement (the "Debt Agreement") and a Restated License Agreement (the "Revised License"). Pursuant to the Debt Agreement, the outstanding convertible debentures, notes, and warrants of the Company to WMS was consolidated into a single note and two warrants. The Debt Agreement contains certain covenants, including a negative covenant restricting the ability of the Company to enter into any transaction selling or transferring more than fifty percent (50%) of the Company's Common Stock, unless all debt owed to WMS is repaid at the closing. In event of default, the debt balances outstanding shall become due and payable immediately. The Debt Agreement provides WMS with right of first refusal in its next offering of new securities. WMS retains the right of first offer to purchase, pro rata, a portion of the new securities that the Company may issue. The amounts due under the Debt agreement carry an interest rate of prime plus 1% and are due January 2, 2005 with five possible six-month extensions at the Company's option. Each extension would require the Company to issue WMS a warrant to purchase 50,000 shares of Common Stock at $5.00 per share. In conjunction with the Debt Agreement, all warrants issued to WMS were consolidated and additional warrants granted in the form of two new warrant agreements totaling 72,000 and 170,964 shares of Common Stock exercisable at $2.50 and $5.00 per share, respectively. The warrants have terms of ten years. As the warrants were issued in conjunction with the debt consolidation and extension, the relative fair value of the warrants, $322,106, was recorded as additional paid-in capital and a debt discount on the Note Payable. The total discount is being amortized to interest expense over the term of the Debt Agreement. For the year ended December 31, 2004, non-cash interest expense related to the amortization of this discount was $322,106.

         In October 2004, the Company exercised its first of five six-month extensions on the Note Payable, extending the maturity date to July 2005. In exchange for the extension, the Company issued to WMS a warrant to purchase 50,000 shares of Common Stock at $5.00 per share with a term of ten years. The fair value of the warrants, $193,530, was recorded as non-cash interest expense.

         Amounts outstanding on the Notes Payable at December 31, 2004 and 2003 were $478,535 and $412,850 (before discount of $72,831 at December 31,
         2003), respectively. At December 31, 2004, the Note Payable in the amount of $478,535 has been classified as a current liability as it is due to mature in 2005.


See report of independent registered public accounting firm.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)

8.       SERIES A CONVERTIBLE PREFERRED STOCK

         On December 29, 2000, the Company sold 160,000 shares of Series A Convertible Preferred Stock (Series A Preferred Stock) to one investor ("the Investor"), at $11.25 per share, for gross proceeds of $1,800,000. In connection with the issuance of the Series A Preferred Stock, the Company also issued a warrant to purchase up to 40,000 additional shares of Series A Preferred Stock, at an exercise price of $20.00 per share. The warrants expired on May 25, 2002. The fair value of the warrants issued to the Investor was determined to be $0.

         Issuance costs totaling $53,032, including warrants granted for fundraising services with a fair value of $23,622 (see Note 13), were net against the proceeds of the Series A Preferred Stock.

         In addition, the Company entered into a distribution and strategic alliance agreement with the investor, in which the parties will work cooperatively to develop, market, sell, and distribute septic appliances which incorporate the Company's distiller technology (see
         Note 14).

         The specific rights and privileges of the Series A Preferred Stock are as follows:

         PRE-EMPTIVE RIGHTS

         The Investor shall have a preemptive right to purchase its pro rata share of all equity securities that the Company may sell and issue after the date of the agreement. The preemptive rights shall not apply to, and shall terminate, upon the effective date of a registration statement pertaining to the Company's initial offering.

         PIGGYBACK REGISTRATION RIGHTS

         The Investor shall also have piggyback registration rights, and include its shares of Series A Preferred Stock in the filing of any registration statement under the Securities Act for purposes of a public offering of securities of the Company, including secondary offerings.

         FIRST REFUSAL AND CO-SALE AGREEMENT

         Concurrent with the issuance of the Series A Preferred Stock, the Company entered into an agreement in which the holders of Series A Preferred Stock are granted a right of first refusal and co-sale rights on shares of the Company's Common Stock held by certain officers and directors of the Company. If such holders of Common Stock wish to transfer their shares of Common Stock, the holder must first offer the shares to the Company and then to the holders of Series A Preferred Stock and other holders of Common Stock. If the Company or the holders of the Series A Preferred Stock decline to purchase the offered shares and intend to sell such offered shares, the holders of Series A Preferred Stock are entitled to elect to participate in the transfer of shares on an as-converted basis.

         In the event that more than 50% of the Investor's stock becomes acquired by an independent person who is not an existing one-percent or more shareholder of the stock of the Company, the Company shall have the option to purchase all of the Series A Preferred Stock owned by the Investor. The purchase price will be the higher of the initial purchase price of the Series A Preferred Stock and the fair market value of the stock. This right is only valid for 90 days following the Investor's notification to the Company of the stock transfer.


See report of independent registered public accounting firm.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)

         SERIES A CONVERTIBLE PREFERRED STOCK (CONTINUED)

         BOARD SEATS

         Holders of the Series A Preferred Stock are entitled to elect two members to the Company's Board of Directors.

         The general rights and privileges of the Series A Preferred Stock, which are identical to those of the Series B Preferred Stock, B-1 Preferred Stock and C Preferred Stock (collectively, the "Preferred Stock"), are as follows:

         VOTING RIGHTS

         The Preferred Stock shall be voted equally with the shares of the Common Stock of the Company, and not as a separate class.

         DIVIDENDS

         From the date of the original issuance of the Preferred Stock and in preference to the holders of any other class of Company stock, the Preferred Stock holders shall be entitled to receive, out of funds that are legally available, dividends at the rate of six percent (6%) of the original issuance price, per annum on each outstanding share of Preferred Stock. Such dividends shall accrue annually, whether or not declared, and shall be cumulative. The Company shall be under no obligation to pay such dividends until declared by the Board of Directors or upon liquidation of the Company. Such dividends are also not payable upon conversion of the Preferred Stock into Common Stock. Cumulative undeclared dividends payable upon liquidation of the Series A Preferred Stock were $378,270 and $252,180 at December 31, 2004 and 2003, respectively.

         LIQUIDATION

         Upon any liquidation, dissolution, or winding up of the Company, and before any distribution or payment shall be made to the holders of any Common Stock, the holders of Preferred Stock shall be entitled to be paid out of the assets of the Company all accrued and unpaid dividends on the Preferred Stock, as adjusted for dividends, splits, and the like, for each share outstanding. Should the assets of the Company be insufficient to make payment in full to all holders of Preferred Stock, the assets shall be distributed ratably among the holders of the Preferred Stock in proportion to the full amounts to which they would otherwise have been entitled.

         CONVERSION

         Preferred Stock may be converted into fully-paid and nonassessable shares of Common Stock at any time, at the option of the holder. The Conversion Ratio shall be the Conversion Price divided by the original issue price. The Conversion Price shall be adjusted any time that Common Stock is offered for sale below the original issuance price of the Preferred Stock. The initial conversion price of the Preferred Stock was $11.25. However, as a result of subsequent financings at lower prices, the Preferred Stock is convertible at $7.83 per share at December 31, 2004. Each share of Preferred Stock shall be automatically converted into shares of Common Stock, based on the Conversion Ratio, upon the closing of a public offering in which the gross proceeds are at least $5,000,000. The Company shall at all times reserve authorized but unissued shares of Common Stock sufficient to effect the conversion of all outstanding shares of Preferred Stock.

         At December 31, 2004, the Company had reserved 1,171,249 shares of Common Stock for the conversion of all classes of Preferred Stock.

         There are no redemption rights for the Company's Preferred Stock.


See report of independent registered public accounting firm.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)

9.       SERIES B PREFERRED STOCK

         In November 2002, the Company concluded its offering of 294,102 shares of Series B Preferred Stock at $5.00 per share. The Company realized gross proceeds of $1,365,495. Included in the 294,102 share offering were 11,000 shares issued to a consultant in exchange for engineering services. As a result, the Company charged $55,000 to research and development expense in the year ended December 31, 2002. Also included in the 294,102 shares were 10,000 shares with a value of $50,000 which were issued in payment of stock issuance costs. Finally, the Company issued warrants with a fair value of $2,243 in payment of stock issuance costs (see Note 13). Issuance costs totaling $91,290, including the warrants and shares of Series B Preferred Stock referred to above, were net against the proceeds of the Series B Preferred Stock.

         The rights and preferences of the Series B Preferred Stock are identical to those of the other holders of the Company's Preferred Stock (see Note 8). Cumulative undeclared dividends payable upon liquidation were $206,626 and $118,400 at December 31, 2004 and 2003, respectively.

10.      SERIES B-1 PREFERRED STOCK

         Throughout 2003, the Company sold 131,000 shares of Series B-1 Preferred Stock at a price of $5.00 per share for gross proceeds of $655,000. Issuance costs of $47,710 were net against the proceeds of the Series B-1 Preferred Stock.

         The rights and preferences of the Series B-1 Preferred Stock are identical to those of the other holders of the Company's Preferred Stock (see Note 8). Cumulative undeclared dividends payable upon liquidation were $64,589 and $25,289 at December 31, 2004 and 2003, respectively.

11.      SERIES C PREFERRED STOCK

         In the year ended December 31, 2004, the Company issued 339,040 shares of Series C Preferred Stock at $5.00 per share for gross proceeds of $1,695,200. In addition, all Bridge Notes and accrued interest converted into 173,976 shares of Series C Preferred Stock.Issuance fees were $116,404. Holders of the Series C Preferred Stock received warrants to purchase 153,900 shares of Series C Preferred Stock at $5.00 per share. The warrants expire two years from the date of issuance. The fair value of the warrants was calculated using the Black-Scholes model, and as a result, an amount of $297,955 was allocated to the warrants and recorded as additional paid-in capital.

         The rights and preferences of the Series C Preferred Stock are identical to those of the other holders of the Company's Preferred Stock (see Note 8). Cumulative undeclared dividends payable upon liquidation were $67,945 and $0 and December 31, 2004 and 2003.

12.      STOCKHOLDERS' EQUITY (DEFICIT)

         COMMON STOCK

         In September 2001, the Company authorized a 1-for-40 reverse stock split of its Common Stock. This is retroactively reflected in the accompanying financial statements for all periods presented.

         In 1996, the Company issued 284,400 shares of Common Stock to the Company's founder and certain employees in exchange for $7,070. The difference between the proceeds received and the par value was charged to paid-in capital.


See report of independent registered public accounting firm.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)

         STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

         COMMON STOCK (CONCLUDED)

         Between 1996 and 2000, the Company issued a total of 338,701 shares of Common Stock for proceeds of $1,905,105.

         In 2002, the Company issued 200 shares of Common Stock in exchange for engineering services. As a result, the Company charged $1,000 to research and development expense in the year ended December 31, 2002.

         In October 2004, the Company issued 6,000 shares of Common Stock in exchange for investment services. As a result, $30,000 was included in the Series C Preferred Stock issuance costs.

         Common shares reserved for future issuance at December 31, 2004 consist of the following:

            Stock options                                    294,197
            Warrants                                         514,864
            Conversion of preferred stock                  1,171,249
                                                           ---------

                   Total common shares reserved            1,980,310
                                                           =========

         1999 STOCK OPTION PLAN

         On October 8, 1999, the Company's Board of Directors and stockholders adopted the 1999 Stock Option Plan (the Option Plan). The Option Plan provides for the granting of up to 250,000 shares of common stock pursuant to incentive stock options, nonqualified option awards, stock grants and other restricted stock awards for officers, directors, employees, consultants and advisers.

         Incentive stock options may not be granted at less than the fair market value of the Company's common stock at the date of grant. The options can be exercisable at various dates, as determined by the Company's Board of Directors, and will expire no more than ten years from the date of grant. Options granted under the Option Plan are restricted as to transfer. For holders of more than 10% of the Company's voting stock, incentive stock options may not be granted at less than 110% of the fair market value of the Company's common stock at the date of grant, with an expiration date not to exceed five years. Options granted under the Option Plan vest over periods as determined by the Board of Directors, which are generally a period of four years from the date of grant for employees and six months from the date of grant for non-employees.

         The Board of Directors of the Company has determined the fair value of the Company's common stock in its good faith judgment at each option grant date under the Option Plan, considering a number of factors, including the financial and operating performance of the Company, recent transactions in the Company's capital stock, if any, the values of similarly situated companies and the lack of marketability of the Company's common stock.

         In October 2003, the Company's Board of Directors and stockholders amended the Option Plan to increase the total number of shares available for issue from 250,000 to 350,000; and in October 2004, the Company's Board of Directors and stockholders amended the Option Plan to increase the total number of shares available for issue from 350,000 to 450,000.


See report of independent registered public accounting firm.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)

         STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

         1999 STOCK OPTION PLAN (CONTINUED)

         A summary of option activity for the years ended December 31, 2004 and 2003 is as follows:

                                                                               2004                            2003
                                                                     ----------------------------   ------------------------------
                                                                                     Weighted                         Weighted
                                                                                      Average                          Average
                                                                     Shares        Exercise Price    Shares         Exercise Price
                                                                     -------       --------------   --------        --------------
         Outstanding at beginning of year                            246,977         $    5.26       177,627          $   5.36
         Granted                                                      47,220              5.00        69,550              5.00
         Forfeited                                                        --                --          (200)             5.00
                                                                     -------                        --------

             Outstanding at end of year                              294,197         $    5.22       246,977          $   5.26
                                                                     =======                        ========

         Exercisable at end of year                                  232,622         $    5.14       125,802          $   4.99

         The following table summarizes information about stock options outstanding at December 31, 2004:

                                        Options Outstanding                                 Options Exercisable
                           --------------------------------------------------         ---------------------------------
                                              Weighted
                                              Average
                                              Remaining          Weighted                                 Weighted
         Exercise             Number         Contractual         Average                Number             Average
          Price             Outstanding      Life (Yrs.)      Exercise Price          Exercisable       Exercise Price
         --------          ------------     -------------     ---------------         ------------      ---------------
          $1.25                  42,800               7.9               $1.25               42,800            $1.25
          $5.00                 202,660               8.2               $5.00              147,435            $5.00
          $7.50                   7,800               5.6               $7.50                7,800            $7.50
         $10.00                  40,937               6.5              $10.00               34,587           $10.00
                           ------------                                               ------------
                                294,197               7.8               $5.22              232,622            $5.14
                           ============                                               ============

         At December 31, 2004, 155,803 stock options were available for grant from the Option Plan.

         During 2001 and 2000, common stock options were issued to consultants with six-month cliff vesting. These options have been recorded at fair value using the Black-Scholes option-pricing model. This resulted in additional paid-in capital and non-cash compensation expense of $88,854 and $74,003 in 2001 and 2000, respectively.

         During 2002 and 2001, common stock options were issued to employees at exercise prices deemed to be less than the fair value of the underlying common stock. The grants were fully vested upon issuance, and resulted in additional paid-in capital and non-cash compensation expense of $82,500 and $49,000 in 2002 and 2001, respectively.

         During 2003 and 2002, common stock options were issued to consultants with six-month cliff vesting. These options have been recorded at fair value using the Black-Scholes option-pricing model. This resulted in additional paid-in capital and non-cash compensation expense of $107,982 and $39,169 in 2003 and 2002, respectively.


See report of independent registered public accounting firm.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)

         STOCKHOLDERS' EQUITY (DEFICIT) (CONCLUDED)

         1999 STOCK OPTION PLAN (CONCLUDED)

         During the year ended December 31, 2004, options to purchase 42,442 shares of Common Stock were issued to consultants with six-month cliff vesting. These options have been recorded at fair value using the Black-Scholes option pricing model. This resulted in additional paid-in capital and non-cash compensation expense of $128,349.

         EQUITY INSTRUMENTS ISSUED TO NON-EMPLOYEES

         From time to time since its inception, the Company has issued equity instruments to certain non-employees in exchange for services. When deemed appropriate, the Company has issued equity securities in exchange for services in order to conserve cash as well as to align the interests of certain vendors with those of the Company. The services received related primarily to obtaining financing, engineering services related to research and development, sales and marketing services and general management consulting. The equity instruments issued include warrants, options, and preferred and common stock. The equity instruments were recorded at fair value based on either the value of the services rendered or the securities issued, whichever is more readily determinable. In all instances, the Company determined the fair value of the equity instruments issued to be more readily determinable. The fair value of preferred and common stock issued was determined by the most recent price at which the same or substantially similar securities were sold to outside investors. The fair value of options and warrants was determined using the Black-Scholes model using the assumptions as described in Note 2 above and Note 13.

13.      WARRANTS

         In 2000, the Company issued warrants to purchase 12,018 (see Note 7) shares of common stock at $5.00 per share in conjunction with certain demand notes payable. The warrants have a term of five years. These warrants have been recorded at fair value using the Black-Scholes option-pricing model. This resulted in additional paid-in capital and non-interest expense of $50,008 in 2000.

         In 2001, the Company issued warrants to purchase 2,589 shares of common stock at $5.00 per share in conjunction with certain demand Notes Payable. The warrants have a term of five years. These warrants have been recorded at fair value using the Black-Scholes option-pricing model. This resulted in additional paid-in capital and non-interest expense of $12,945 in 2001. In addition, in 2001, the Company issued warrants to purchase 14,400 shares of common stock at $5.00 per share in conjunction with the issuance of Series A Preferred Stock. The warrants have a term of two years. These warrants have been recorded at fair value using the Black-Scholes option-pricing model. The value of these warrants, $23,622, was recorded as additional paid-in capital and a non-cash stock issuance cost for the Series A Preferred Stock in 2001.

         In 2002, the Company issued warrants to purchase 1,360 shares of common stock at $5.00 per share in conjunction with certain demand Notes Payable. The warrants have a term of five years. These warrants have been recorded at fair value using the Black-Scholes option-pricing model. This resulted in additional paid-in capital and non-interest expense of $6,800 in 2002. In addition, in 2002, the Company issued warrants to purchase 1,604 shares of common stock at $5.00 per share in conjunction with the issuance of Series B Preferred Stock. The warrants have a term of one year. These warrants have been recorded at fair value using the Black-Scholes option-pricing model. The value of these warrants, $2,243, was recorded as additional paid-in capital and a non-cash stock issuance cost for the Series B Preferred Stock in 2002.


See report of independent registered public accounting firm.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)

         WARRANTS (CONTINUED)

         In 2003, the Company issued warrants to purchase 48,000 shares of Series C Convertible Preferred Stock at $5.00 per share in conjunction with the Bridge Notes payable (see Note 7). The warrants have a term of five years. These warrants have been recorded at fair value using the Black-Scholes option-pricing model. This resulted in the relative fair value of the warrants of $121,470 being recorded as additional paid-in capital and a discount on the Bridge Notes payable.

         In 2003, the Company issued warrants to purchase 64,504 shares of common stock at $5.00 per share in conjunction with certain Notes Payable and amendments thereto (see Note 7). The warrants have a term of five years. These warrants have been recorded at fair value using the Black-Scholes option-pricing model. This resulted in additional paid-in capital, note payable discount and non-cash interest expense of $193,263, $72,831 and $120,432, respectively, in 2003. In addition, in
         2003, the Company issued warrants to purchase 20,000 shares of common stock at $5.00 per share to a consultant in conjunction with investment services. The warrants have a term of five years. These warrants have been recorded at fair value using the Black-Scholes option-pricing model. The value of these warrants, $60,184, was recorded as additional paid-in capital and a non-cash compensation expense in 2003.

         In 2004, the Company issued warrant to purchase 153,900 shares of Series C Convertible Preferred Stock at $5.00 per share with a term of two years. These warrants have been recorded at their relative fair value using the Black-Scholes option-pricing model. This resulted in $297,955 of the Series C Convertible Preferred Stock proceeds being allocated to additional paid in capital.

         In conjunction with the Debt Agreement entered into in June 2004 (see
         Note 7), all warrants issued to WMS were cancelled and additional warrants granted in the form of two new warrant agreements totaling 72,000 and 170,964 shares of common stock exercisable at $2.50 and $5.00 per share, respectively. The warrants have terms of ten years. As the warrants were issued in conjunction with the debt consolidation and extension, the relative fair value of the warrants, $322,106, was recorded as additional paid-in capital and a debt discount on the Notes Payable.

         In October 2004, the Company exercised its first of five six-month extensions on the WMS Note Payable, extending the maturity date to July 2005. In exchange for the extension, the Company issued to WMS a warrant to purchase 50,000 shares of Common Stock at $5.00 per share with a term of ten years. The fair value of the warrants, $193,530, was recorded as non-cash interest expense.

         A summary of warrant activity for the years ended December 31, 2004 and 2003 is as follows:

                                                           2004                               2003
                                                -----------------------------      -----------------------------
                                                                  Weighted                           Weighted
                                                                  Average                            Average
                                                 Shares        Exercise Price       Shares        Exercise Price
                                                --------       --------------      --------       --------------
         Outstanding at beginning of year       164,468           $   5.00            31,964         $   5.00
         Granted                                446,864           $   4.60           132,864         $   5.00
         Cancelled                              (96,864)          $   5.00                --         $     --
                                                -------           --------           -------         --------
             Outstanding at end of year         514,864           $   4.65           164,468         $   5.00
                                                =======           ========           =======         ========

         All warrants are fully vested and exercisable upon issuance.


See report of independent registered public accounting firm.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)

         WARRANTS (CONCLUDED)

         The following table summarizes information about warrants outstanding at December 31, 2004:

                                                   Shares          Class of          Exercise       Date of
                                                 Exercisable        Stock             Price         Expiration
                                                 -----------     -------------      -----------     ------------------------
         Issued to WMS in conjunction with Notes
            Payable and Convertible                 72,000           Common           $   2.50       June 2014
            Debentures                             170,964           Common           $   5.00       June 2014
         Issued in conjunction with Series B-1
            Preferred Stock                         20,000           Common           $   5.00       July 2008
         Issued in conjunction with Series C
            Convertible Preferred Stock            153,900         Preferred C        $   5.00       June - December 2006
         Issued in conjunction with Bridge Notes
            Payable                                 48,000         Preferred C        $   5.00       September 2008
         Issued in conjunction with extension of
            Note Payable to WMS                     50,000           Common           $   5.00       October 2014
                                                 -----------
                            Total                  514,864                            $   4.65
                                                 ===========

         The fair value of warrants was estimated as of the date of grant using the Black-Scholes model. The following weighted average assumptions were used for grants in 2004 and 2003:

                                                       2004     2003
                                                     -------  -------
         Fair value of stock                          $5.00    $5.00
         Expected volatility                            70%      70%
         Expected dividend yield                         0%       0%
         Expected lives of warrants (in years)          6.7      5.0
         Risk-free interest rate                       3.38%    2.09%

         The warrant holders have piggyback registration rights in the event of the Company filing any registration statement under the Securities Act.

14.      COMMITMENTS

         OPERATING LEASES

         The Company leases approximately 3,000 square feet of office space from the Company's founder under a one-year lease expiring in October 2005 and 1,950 square feet of manufacturing space in Nashua, New Hampshire from an unrelated third party on a month-to-month basis. The manufacturing space was rented commencing in November 2003. Total rent expense was $38,400 and $31,050 for the years ended December 31, 2004 and 2003, respectively. There are no future minimum lease payments required under noncancelable operating leases with an initial term in excess of one year.


See report of independent registered public accounting firm.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)

         COMMITMENTS (CONTINUED)

         CONTRACTS

         On October 13, 2001, the Company entered into an agreement with Twain Associates, Inc. ("Twain") in the interest of developing and implementing a strategic plan to penetrate the Japanese market. The Company agreed to pay Twain a monthly retainer fee of $10,000. Should six months (consecutive or nonconsecutive) elapse without payment, Twain retains the right to directly and exclusively license the Company's technology at Twain's expense and risk. In addition to the retainer fee, the Company will pay Twain a 1% commission on all sales in Japan up to a total of $100,000,000 in sales, and a lesser percentage for sales beyond that amount. The monthly retainer fee will be net of commissions, and commissions higher than the monthly fee will carry forward into future periods. The Company will also pay Twain a one-time bonus of $1,000,000 if sales in any twelve-month period reach $100,000,000. The agreement was amended on April 4, 2003, asserting a $150,000 liability of the Company to Twain which shall be paid down at a rate of $5,000 per month, and stipulating that the full amount will become payable on demand should two months elapse without payment. In this event of default, Twain will secure the licensing rights detailed above. At December 31, 2004, the remaining balance of the Twain amounts payable was $60,000.

         On April 1, 2002, the Company entered a consulting agreement with Alexandros Partners LLC ("Alexandros"). Alexandros was retained to provide services as advisors to the Company with respect to proposed capital financing as well as other financial management services, and the agreement was to continue until completion of a financing, but no later than April 1, 2003. Upon the initial closing of a financing, the Company is required to pay Alexandros $50,000 in cash, and issue Alexandros a warrant to purchase 20,000 shares of the Company's common stock. The warrant will have a five-year life at an exercise price equal to the price per share of the securities issued at the initial closing of the financing. Under the consulting agreement, the Company issued Alexandros a warrant to purchase 20,000 shares of the Company's common stock, which resulted in a charge of $60,184 to general and administrative expense in July 2002. In lieu of the $50,000 cash payment, the Company issued Alexandros 10,000 shares of its Series B Preferred Stock.

         On July 7, 2004, and after the expiration of the initial agreement, the Company entered into a second consulting agreement with Alexandros. The term of the agreement will expire upon the earlier of completion of a financing or July 7, 2005. Upon execution of the agreement, the Company paid Alexandros $22,000, and upon closing of a financing in an amount of at least $1 million, the Company will pay at its option either a) $50,000 in cash, or b) shares of the Company's or its successor's common stock calculated as $50,000 divided by the purchase price per share of common stock issued in the financing. In addition, within 30 days of the financing, the Company will issue a warrant for 50,000 shares of common stock. The warrant will provide for full ratchet anti-dilution and will be exercisable for a period of seven years at an exercise price equal to the purchase price per share of common stock issued in the financing. The number of shares under the warrant will be adjusted to reflect certain instances of stock splits, recapitalizations, or dividends that may occur during the term of the warrant. The warrant will become exercisable upon any liquidation or transaction of the Company. The Company will pay out the same consideration as above if a transaction is closed as a result of Alexandros' efforts, but will only compensate the first such event to occur.

         On January 17, 2003, Etain Companies, LLC ("Etain") contracted to provide general consulting and strategic services for the Company. This agreement is terminable after six months with a two-month notice period. In 2003, 30,750 stock options were issued to Etain under this agreement. These options have been recorded at fair value using the Black-Scholes option-pricing model assumptions. This resulted in compensation expense of $92,627 being recorded to general and administrative expense in 2003. On January 1, 2004, the Company amended its agreement with Etain. In consideration for its services, the Company will pay Etain $1,000 per month and issue Etain options for 2,000 shares of common stock per month under the 1999 Stock Option Plan.


See report of independent registered public accounting firm.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)

         COMMITMENTS (CONTINUED)

         CONTRACTS (CONTINUED)

         In December 2002, the Company signed a strategic distribution agreement with Lancy Water Technologies ("Lancy"), a subsidiary of Norman Hay plc for distribution of Ovation distillers for three specific industrial waste stream applications. The Company received an order for ten commercially-ready units priced at $12,000 each and received an $80,000 down payment against the order. The Company shipped four prototype units to Lancy (two units in December 2004 and another two units in January 2005), which are being utilized by Lancy on an evaluative basis to filter waste water produced at Lancy's facilities. Lancy provides the Company with ongoing statistical results of this filtration process which the Company uses to calibrate and modify its developing technology. At December 31, 2004, Lancy has not formally accepted the delivered units and the Company remains obligated to deliver ten fully-functional units, which the Company anticipates fulfilling by the end of 2005.

         The Company entered into a License Agreement with WMS (the "License") which granted WMS an exclusive license to manufacture all or part of the Company's countertop water distiller product. The License provided exclusivity in a territory including the United States, Canada, and Mexico. In consideration of the License, WMS paid a one-time fee of $10,000 and agreed to pay royalties to the Company on product sales, subject to minimum royalty payments. After an initial five-year term, the License will be renewable annually thereafter, and may be terminated upon six months written notice by the Company if WMS fails to attain certain sales targets or royalty levels, or by WMS if the License is rendered non-exclusive. The Company has received no royalties under the License in 2004 and 2003.

         The Company entered into a Distribution Agreement in December 1997 with WMS that provided for the supply of product by the Company at least as favorable as the best discount rate offered by the Company to any of its customers. The Distribution Agreement shall run for an initial five year term commencing on the date of first product manufacture. Thereafter, the Distribution Agreement shall be renewable in three successive five-year periods unless terminated at the sole discretion of WMS prior to the end of the then-current period. There were no sales under the Distribution Agreement in 2004 and 2003.

         In June 2004, the Company and WMS renegotiated their outstanding 1997 Debenture Purchase and Distribution and License Agreements, consolidating the two into an Amended and Restated Debt Agreement (the "Debt Agreement", see Note 7) and a Restated License Agreement (the "Revised License"). The Revised License reinstates the exclusive territory of the United States, Canada, and Mexico, and provides WMS with the ability to sublicense any and all of its rights, subject to the Company's review and approval. The sublicensing business will render the same royalty payments as though the sales were made directly by WMS. The royalty rates are substantially the same as those provided for in the previous License, including tiered payment structure and annual royalty minimums. Should the Company provide licensing to any other third party during the term of the Revised License, it will be deemed to have provided WMS a like license, except that WMS would not be obligated to pay any engineering or reimbursement costs that the original license may contemplate. The Revised License runs for an initial five-year term from date of first commercial shipment by the Company, and automatically renewed year to year thereafter.


See report of independent registered public accounting firm.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)

         COMMITMENTS (CONCLUDED)

         CONTRACTS (CONCLUDED)

         In conjunction with the issuance of Series A Preferred Stock on December 29, 2000, the Company entered a Strategic Alliance and Distribution Agreement (the "Agreement") with S.J. Electro Systems, Inc. ("SJE"), an international distributor of septic system appliances. The Agreement gives SJE the right to develop, market, sell and distribute the Company's septic appliances that incorporate the Company's distiller technology. As part of the Agreement, the Company granted an exclusive license to SJE in its intellectual property for use in certain septic appliances. Under the Agreement, SJE will be responsible for developing and maintaining market channels for the Clean Water Appliance. As part of the agreement, the Company granted SJE with exclusive distribution rights in the United States, Canada, and Mexico. The exclusivity term shall commence on the date that both parties agree in writing that sales of commercial quantities of product are initially made, and terminates on the later of the 7th anniversary of the commencement date or the date that SJE received a total of $50,000,000 in profit-sharing, as defined. In no event shall the termination date exceed the 10th anniversary of the commencement date. The Agreement shall terminate upon the earlier of the exclusivity termination within the distribution rights terms or the termination of the distribution rights term. Contemporaneous with the Strategic Alliance and Distribution Agreement, the Company signed a License Agreement with SJE, which provided for payment of royalties to the Company equal to 5% of all product sold by SJE. The Company received no royalties under the SJE License Agreement in 2004 and 2003.

         In conjunction with the Agreement with SJE, the Company agreed to pay WMS, in exchange for WMS waiving its exclusive worldwide marketing rights, 4% of any cash or other consideration received from SJE up to a total payment of $450,000. At the option of WMS, this payment may be made in cash, common stock or notes payable and warrants to purchase common stock. If the payment method selected by WMS includes warrants, the number of warrants issued will be calculated by dividing the amount due by the then current market value of the Company's common stock.

15.      SUBSEQUENT EVENTS

         On January 1, 2005, the Company revised its agreement with Etain. In exchange for strategic services, the Company agreed to pay Etain $10,000 monthly for four consecutive months, and provide Etain with 3,000 options per month for the same four-month period. The agreement expires on April 30, 2005.

         In February 2005, the Company entered an agreement with Brimberg & Company ("Brimberg") outlining the terms of Brimberg's services as a financial advisor. Should the Company raise capital in a private or public offering of its equity securities with a party that was introduced to the Company by Brimberg, the Company will pay Brimberg 5% of the gross proceeds from such transaction, as well as warrants coverage for common stock equal to 5% of the total shares of the Company's stock purchased by investors introduced to the Company by Brimberg. The price of such warrants shall be equal to the price paid by the investors for the stock. The warrants shall contain the same terms as any warrants that may be issued to the investors in conjunction with the equity placement. Should no warrants be issued to investors introduced by Brimberg, the warrants issued to Brimberg shall provide for "full ratchet" antidilution protection and expire ten years from the final closing date. The engagement shall be terminated upon the earlier of (i) the closing of a financing by the Company in which investors invest a maximum of $2.0 million, or (ii) December 31, 2005 upon written notice by either party. The terms will remain in effect for the 12 month period following the expiration of the agreement.


See report of independent registered public accounting firm.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Concluded)

         SUBSEQUENT EVENTS (CONCLUDED)

         In February 2005, the Company revised its agreement with Lancy. Lancy agreed to pay the Company $120,000 for ten distillers deliverable throughout 2005, $80,000 in cash already deposited with the Company and $40,000 in Lancy's capital stock. Forty-one shares of Lancy's stock were issued to the Company in February 2005. Should the Company fail to deliver the distillers before November 2005, Lancy will retain the option to repurchase the shares for $1.00.

          In February 2005, the Company and Ardour Capital Investments ("Ardour") entered an agreement under which Ardour would provide financial advisement to the Company, with respect to raising $4 million to $5 million in equity capital. In return for Ardour's efforts, the Company agreed to pay a one-time fee of $10,000 in February 2005 and a monthly retainer of $5,000 accrued beginning in March 2005 and paid upon the successful raising of $400,000 in new capital or the successful completion of the Company's $400,000 Series C Preferred Stock extension financing, whichever is earlier. The Company shall pay Ardour 5% of the total amounts invested by investors introduced to the Company by Ardour and warrant coverage of 5% of the shares issued in any investment by introduced investors. Investors who have not been introduced to the Company by either Ardour or Brimberg, and invest in the Company's securities up to 60 days following the termination of the agreement, shall trigger payments to Ardour of 2% of the total amount invested by such investor and warrant coverage of 3% of the total number of shares purchased by the investor in the same financing. The agreement may be terminated by the Company at any time upon 30 days written notice.

         In February 2005, the Company issued 22,500 shares of its Series C Convertible Preferred Stock in exchange for proceeds of $ $87,500 and a note receivable in the amount of $25,000. Holders of the Series C Convertible Preferred Stock received warrants to purchase an additional 6,750 shares of Series C Convertible Preferred Stock at $5.00 per share.


See report of independent registered public accounting firm.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

        EXHIBITS       DESCRIPTION

        3.1* Second Amended and Restated Certificate of Incorporation of Ovation Products Corporation, dated March 31, 2004.

        3.2*           Bylaws of Ovation Products Corporation.

        4.1* Form of Warrant issued in connection with bridge loan financing.

        4.2* Amended and Restated Debt Agreement, dated as of June 30, 2004, between Ovation Products Corporation and WMS Family I LLC.

        4.3* Promissory Note issued pursuant to the Amended and Restated Debt Agreement, dated as of June 30, 2004, between Ovation Products Corporation and WMS Family I LLC.

        4.4* Form of Warrant to purchase 72,000 shares of common stock pursuant to the Amended and Restated Debt Agreement, dated as of June 30, 2004, between Ovation Products Corporation and WMS Family I LLC.

        4.5* Form of Warrant to purchase 170,964 shares of common stock pursuant to the Amended and Restated Debt Agreement, dated as of June 30, 2004, between Ovation Products Corporation and WMS Family I LLC.

        4.6*           Form of Warrant to purchase common stock.

        4.7*           Form of Warrant to purchase Series C Preferred Stock.

        4.8* Third Amended and Restated Investor Rights Agreement, dated as of June 30, 2004 by and between Ovation Products Corporation and the investors signatory thereto.

        4.9* Third Amended and Restated First Refusal and Co-Sale Agreement, dated as of June 30, 2004 by and between Ovation Products Corporation and the investors signatory thereto.

        10.1*          1999 Stock Option Plan.

        10.2* Distribution Agreement, dated December 29, 2000, between Ovation Products Corporation and S. J. Electro Systems, Inc.

        10.3* Strategic Alliance Agreement, dated December 29, 2000, between Ovation Products Corporation and S. J. Electro Systems, Inc.

        10.4* License Agreement, dated December 29, 2000, between Ovation Products Corporation and S. J. Electro Systems, Inc.

        10.5* Agreement dated as of October 13, 2001, between Ovation Products Corporation and Twain Associates, Inc.

        10.6* Amendment to Agreement between Ovation Products Corporation and Twain Associates, Inc., dated April 4, 2003

        10.7* Distribution Agreement, dated as of December 16, 2002 between Ovation Products Corporation and Lancy Water Technology Limited

        10.8* Restated License Agreement dated as of June 30, 2004 between Ovation Products Corporation and WMS Family I LLC.

        10.9* Agreement dated as of June 30, 2004 between Ovation Products Corporation and WMS Family I LLC.

        10.10* Consulting Agreement dated as of July 7, 2004 between Ovation Products Corporation and Alexandros Partners LLC.

        10.11* Residential Lease dated as of October 1, 2004 between Ovation Products Corporation and William Zebuhr.

        10.12* Agreement dated as of February 1, 2003 between Ovation Products Corporation and Etain Companies LLC.

        10.13* Agreement dated as of January 1, 2004 between Ovation Products Corporation and Etain Companies LLC.

        10.14* Agreement dated as of January 1, 2005 between Ovation Products Corporation and Etain Companies LLC.

        23.1           Consent of Wolf & Company, P.C.
----------
* Previously filed.

                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     Ovation Products Corporation

Date: March 24, 2005                 By  /s/ WILLIAM LOCKWOOD
                                         ---------------------------------------
                                         Name:   William Lockwood
                                         Title:  President and Chief
                                                 Operating Officer

                                INDEX TO EXHIBITS

        EXHIBITS       DESCRIPTION

        3.1* Second Amended and Restated Certificate of Incorporation of Ovation Products Corporation, dated March 31, 2004.

        3.2*           Bylaws of Ovation Products Corporation.

        4.1* Form of Warrant issued in connection with bridge loan financing.

        4.2* Amended and Restated Debt Agreement, dated as of June 30, 2004, between Ovation Products Corporation and WMS Family I LLC.

        4.3* Promissory Note issued pursuant to the Amended and Restated Debt Agreement, dated as of June 30, 2004, between Ovation Products Corporation and WMS Family I LLC.

        4.4* Form of Warrant to purchase 72,000 shares of common stock pursuant to the Amended and Restated Debt Agreement, dated as of June 30, 2004, between Ovation Products Corporation and WMS Family I LLC.

        4.5* Form of Warrant to purchase 170,964 shares of common stock pursuant to the Amended and Restated Debt Agreement, dated as of June 30, 2004, between Ovation Products Corporation and WMS Family I LLC.

        4.6*           Form of Warrant to purchase common stock.

        4.7*           Form of Warrant to purchase Series C Preferred Stock.

        4.8* Third Amended and Restated Investor Rights Agreement, dated as of June 30, 2004 by and between Ovation Products Corporation and the investors signatory thereto.

        4.9* Third Amended and Restated First Refusal and Co-Sale Agreement, dated as of June 30, 2004 by and between Ovation Products Corporation and the investors signatory thereto.

        10.1*          1999 Stock Option Plan.

        10.2* Distribution Agreement, dated December 29, 2000, between Ovation Products Corporation and S. J. Electro Systems, Inc.

        10.3* Strategic Alliance Agreement, dated December 29, 2000, between Ovation Products Corporation and S. J. Electro Systems, Inc.

        10.4* License Agreement, dated December 29, 2000, between Ovation Products Corporation and S. J. Electro Systems, Inc.

        10.5* Agreement dated as of October 13, 2001, between Ovation Products Corporation and Twain Associates, Inc.

        10.6* Amendment to Agreement between Ovation Products Corporation and Twain Associates, Inc., dated April 4, 2003

        10.7* Distribution Agreement, dated as of December 16, 2002 between Ovation Products Corporation and Lancy Water Technology Limited

        10.8* Restated License Agreement dated as of June 30, 2004 between Ovation Products Corporation and WMS Family I LLC.

        10.9* Agreement dated as of June 30, 2004 between Ovation Products Corporation and WMS Family I LLC.

        10.10* Consulting Agreement dated as of July 7, 2004 between Ovation Products Corporation and Alexandros Partners LLC.

        10.11* Residential Lease dated as of October 1, 2004 between Ovation Products Corporation and William Zebuhr.

        10.12* Agreement dated as of February 1, 2003 between Ovation Products Corporation and Etain Companies LLC.

        10.13* Agreement dated as of January 1, 2004 between Ovation Products Corporation and Etain Companies LLC.

        10.14* Agreement dated as of January 1, 2005 between Ovation Products Corporation and Etain Companies LLC.

        23.1           Consent of Wolf & Company, P.C.
----------
* Previously filed.